Exhibit 99.1

Annual Information Form

For the year ended December 31, 2013

March 3, 2014

TABLE OF CONTENTS

CORPORATE STRUCTURE	5

GENERAL DEVELOPMENT OF THE BUSINESS	6
Three Year History	6

DESCRIPTION OF THE BUSINESS	8
General	8
Markets, Sales and Refining	8
Competitive Conditions	9
Operating Results	9
Employees and Labour Relations	10
Sustainability Practice	10
Environmental Protection and Policies	10
Social Policies	11

MINERAL PROPERTIES	12
Mineral Reserve and Mineral Resource Estimates	12
Young-Davidson Mine	15
El Chanate Mine	21
Kemess Underground Project	27
Other Mineral Properties	35

DIVIDENDS	36

DESCRIPTION OF CAPITAL STRUCTURE	36

MARKET FOR SECURITIES	37

RISK FACTORS	38

CORPORATE GOVERNANCE	50
Directors	50
Officers	53
Cease Trade Orders, Bankruptcies, Penalties or Sanctions	55
Conflicts of Interest	56
Interest of Management & Others in Material Transactions	56

AUDIT COMMITTEE	56
Audit Committee Mandate	56
Composition	56
Pre-Approval Policies and Procedures	57
External Auditor Service Fees	57

MATERIAL CONTRACTS	57

LEGAL PROCEEDINGS	57

TRANSFER AGENT AND REGISTRAR	58

INTERESTS OF EXPERTS	58

ADDITIONAL INFORMATION	58

SCHEDULE “A” MANDATE OF THE AUDIT COMMITTEE	60

In this Annual Information Form (“AIF”), AuRico Gold Inc., together with its subsidiaries (as the context requires) is referred to as “AuRico”, “AuRico Gold” or the “Company”. All information contained in this AIF is as at December 31, 2013, unless otherwise stated.

FORWARD-LOOKING INFORMATION

This AIF contains certain “forward-looking statements” and “forward-looking information” as defined under applicable Canadian and U.S. securities laws. All statements, other than statements of historical fact, are , or may be deemed to be, forward-looking statements. The words "expect", "believe", "anticipate", "will", "intend", "estimate", "forecast", "budget", "schedule" and similar expressions identify forward-looking statements. Forward-looking statements in this AIF include, without limitation: information as to strategy, plans or future financial or operating performance, such as the Company’s expansion plans, project timelines, production plans, projected cash flows or capital expenditures, cost estimates, mining or milling methods, projected exploration results, resource and reserve estimates and other statements that express management’s expectations or estimates of future performance.

Forward-looking statements are necessarily based upon a number of factors and assumptions that, while considered reasonable by management, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements. Such factors include, but are not limited to: uncertainty of production and cost estimates; fluctuations in the price of gold; changes in foreign exchange rates (particularly the Canadian dollar, Mexican peso and U.S. dollar); the uncertainty of replacing depleted reserves; the risk that the Young-Davidson and El Chanate mine may not perform as planned; changes in national and local government legislation in Canada, Mexico and other jurisdictions in which the Company may carry on business in the future; risks of obtaining necessary licenses, permits, authorizations and/or approvals from the appropriate regulatory authorities for the Kemess Underground project; contests over title to properties; the speculative nature of mineral exploration and development; risks related to aboriginal title claims; compliance risks with respect to current and future environmental laws and regulations; disruptions affecting operations; business opportunities that may be pursued by the Company; employee relations; availability of and increased costs associated with mining inputs and labor; uncertainty with the Company's ability to secure capital to execute its business plans; volatility of the Company’s share price; any decision to declare a quarterly dividend; the effect of future financings; litigation; risk of loss due to sabotage and civil disturbances; the impact of global liquidity and credit availability and the values of assets and liabilities based on projected future cash flows; risks arising from holding derivative instruments; risks arising from the absence of hedging; adequacy of internal control over financial reporting; changes in our credit rating; and the impact of inflation.

Actual results and developments are likely to differ, and may differ materially, from those expressed or implied by the forward-looking statements contained in this AIF. Such statements are based on a number of assumptions which may prove to be incorrect, including, but not limited to, assumptions about: general business and economic conditions; commodity prices and the price of key inputs such as labour, fuel and electricity; credit market conditions and conditions in financial markets generally; production levels, development rates and the costs for each; our ability to procure equipment and supplies in sufficient quantities and on a timely basis; the timing of the receipt of permits and other regulatory and governmental approvals for our projects and operations; our ability to obtain, comply with and renew permits in a timely manner; our ability to attract and retain skilled employees and contractors for our operations; the accuracy of our mineral reserve and mineral resource estimates and the geological, development and operational decisions that are derived therefrom; the impact of changes in currency exchange rates on our costs and results; interest rates; tax benefits and tax rates; and our ongoing relations with our employees and business partners.

Readers are cautioned that forward-looking statements are not guarantees of future performance. All of the forward-looking statements made in this AIF qualified by these cautionary statements. The Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required by applicable law.

3

CAUTIONARY NOTE TO U.S. INVESTORS CONCERNING MEASURED, INDICATED AND INFERRED RESOURCES

Unless otherwise indicated, all reserve and resource estimates included in this AIF have been prepared in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum classification system. NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects.

Canadian standards, including NI 43-101, differ significantly from the requirements of the Securities and Exchange Commission (“SEC”) and reserve and resource information included herein may not be comparable to similar information disclosed by U.S. companies. In particular, and without limiting the generality of the foregoing, this document uses the terms “measured resources,” “indicated resources” and “inferred resources”. Investors are advised that, while such terms are recognized and required by Canadian securities laws, the SEC does not recognize them. The requirements of NI 43-101 for identification of “reserves” are also not the same as those of the SEC, and reserves reported by the Company in compliance with NI 43-101 may not qualify as “reserves” under SEC standards. Under U.S. standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. U.S. investors are cautioned not to assume that any part of a “measured resource” or “indicated resource” will ever be converted into a “reserve”. U.S. investors should also understand that “inferred resources” have a great amount of uncertainty as to their existence and as to their economic and legal feasibility. It cannot be assumed that all or any part of “inferred resources exist, are economically or legally mineable or will ever be upgraded to a higher category. Under Canadian rules, estimated “inferred resources” may not form the basis of feasibility or pre-feasibility studies except in rare cases. In addition, disclosure of “contained ounces” in a mineral resource is permitted disclosure under Canadian regulations. However, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC standards as in place tonnage and grade, without reference to unit measures. Accordingly, information concerning mineral deposits set forth in this AIF may not be comparable with information made public by companies that report in accordance with U.S. standards.

CURRENCY AND EXCHANGE RATE INFORMATION

All currency amounts in this AIF for the financial year ended December 31, 2013 are expressed in United States dollars (“USD”), unless otherwise indicated. References to “CAD” are to Canadian dollars, and references to “Pesos” are to Mexican Pesos. For CAD to USD, the average exchange rate for 2013 and the exchange rate at December 31, 2013 were 1.03 and 1.06 CAD per one USD, respectively, calculated at the Bank of Canada daily noon rate. For Pesos to USD, the average exchange rate for 2013 and the exchange rate at December 31, 2013, were 12.8 and 13.1 Pesos per one USD, respectively. The consolidated financial statements of the Company for the financial year ended December 31, 2013 have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. The consolidated financial statements for the financial year ended December 31, 2013 are available electronically from the Canadian System for Electronic Document Analysis and Retrieval (“SEDAR”) at www.sedar.com and from the U.S. Securities and Exchange Commission’s (the “SEC”) Electronic Document Gathering and Retrieval System at www.sec.gov.

TECHNICAL INFORMATION

The scientific and technical information in this AIF has been reviewed and approved by Chris Bostwick, FAusIMM, Senior Vice President for AuRico Gold Inc. Mr. Bostwick is a Qualified Person under NI 43-101 but he is not “independent” of AuRico within the meaning of the instrument.

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CORPORATE STRUCTURE

AuRico Gold Inc. has its registered and executive office located at 110 Yonge Street, Suite 1601, Toronto, Ontario, M5C 1T4. The Company’s common shares are listed on the Toronto Stock Exchange (TSX: AUQ) and the New York Stock Exchange (NYSE: AUQ).

The Company was incorporated under Part 1A of the Companies Act (Quebec) on February 25, 1986 under the name Golden Rock Explorations Inc. By Articles of Amendment dated April 17, 1998, the Company changed its name to Gammon Lake Resources Inc., and consolidated its common shares on a 15:1 basis. By Articles of Amendment dated June 7, 2007, the Company changed its name to Gammon Gold Inc. By Articles of Amendment dated June 9, 2011, the Company changed its name to its current name, AuRico Gold Inc., and by Articles of Continuance dated August 26, 2011, the Company changed its province of jurisdiction to Ontario. AuRico was amalgamated with Northgate Minerals Corporation (“Northgate”) under the Business Corporations Act (Ontario) (the “OBCA”) pursuant to Articles of Amalgamation dated October 31, 2011.

The following chart lists the Company’s material subsidiaries and assets. The percentage ownership is indicated for each entity.

AuRico Gold Inc.
Ontario, Canada
Young-Davidson Mine
(Ontario, Canada)
100%
100%
Kemess Mine
(British Columbia, Canada)
100%
100%
Capital Gold Corporation
Delaware, USA
Nayarit Gold Inc.
Ontario, Canada
100%
Leadville Mining & Milling Holdings Corp.
Nevada, USA
50%
Nayarit Gold de Mexico, S.A. de C.V.
(other 50% Minera Frisco, S.A.B de C.V.)
Chihuahua, México
99.9%
51%
100%
Minera Santa Rita, S. de R.L. de C.V.
Sonora, México
0.005%
49%
Oro de Altar, S.A. de C.V.
Sonora, México
Orion Project
(Nayarit, México)
100%
El Chanate Mine
(Sonora, México)

5

GENERAL DEVELOPMENT OF THE BUSINESS

Three Year History

The following is a summary of key developments over the past three years:

2011

  Capital Gold Acquisition – On April 8, 2011, AuRico acquired Capital Gold Corporation (“Capital Gold”) for total consideration of $422 million, which owned and operated the El Chanate gold mine in Sonora, Mexico and the Orion gold and silver project in Nayarit, Mexico. This acquisition significantly increased AuRico’s gold production and nearly doubled its gold mineral reserves.

  Northgate Acquisition – On October 26, 2011, AuRico acquired Northgate Minerals Corporation (“Northgate”) for total consideration paid of $1,049 million. Northgate owned the Young-Davidson mine in Ontario, Canada (now AuRico’s flagship asset, which declared commercial production in September 2012), the Kemess Underground project in British Columbia, Canada, as well as the Stawell and Fosterville mines in Australia. The Northgate acquisition was carried out by way of a plan of arrangement under the Business Corporations Act (British Columbia).

2012

  Credit Facility – On April 25, 2012, the Company increased its revolving credit facility to $250 million.

  Sale of Stawell and Fosterville – In May 2012, the Company completed the sale of the Stawell and Fosterville mines to Crocodile Gold Corporation for consideration consisting of CAD$55 million in cash, CAD$10 million in shares of Crocodile Gold Corporation and potential participation in future free cash flows from the mines.

  Sale of El Cubo – In July 2012, the Company completed the sale of the El Cubo mine and the Guadalupe y Calvo project to Endeavour Silver Corporation for consideration consisting of $100 million in cash, $100 million in shares of Endeavour Silver Corporation and up to $50 million in future contingent payments.

  Commercial Production at Young-Davidson – On September 1, 2012, the Young-Davidson open pit mine declared commercial production, having achieved previously established commissioning thresholds. The commissioning thresholds included a 30-day period whereby the mill throughput averaged at least 5,100 tonnes per day (subsequent to the commissioning of the flotation and gravity circuits) and the open pit averaging 29,750 tonnes per day of ore and waste mining.

  Litigation Settlement – On October 5, 2012, the Company reached an agreement to settle a class action initiated in 2008 by Edward J. McKenna. The settlement does not contain any admission of wrongdoing and provides for the payment by the Company of $13.3 million which is largely offset by an insurance receivable.

  Sale of Equity Interests – In October 2012, the Company sold its equity interests in Endeavour Silver Corporation and Crocodile Gold Corporation on a block trade basis for gross proceeds of $104.6 million.

  Sale of Ocampo – On December 14, 2012, the Company completed the sale of the Ocampo mine and the Venus and Los Jarros exploration properties, as well as a 50% interest in the Orion development project, to Minera Frisco, S.A.B. de C.V., for cash consideration of $750 million. The Company retained a 50% interest over the Orion project and is now a joint venture partner with Minera Frisco with respect to this project.

6

2013

  Substantial Issuer Bid – On January 29, 2013, the Company announced the successful repurchase and cancellation of 36,144,578 common shares at a price of $8.30 per share under the Company’s ‘modified Dutch auction’ substantial issuer bid, for a total purchase price of $300 million.

  Credit Facility – On January 31, 2013, the Company completed an amendment to the revolving credit facility, which reduced borrowing capacity from $250 million to $150 million. The amended credit facility carries the same interest rate and terms as the previous facility.

  Dividend Policy – On February 21, 2013, the Company announced an inaugural dividend policy, whereby the Company paid a dividend of $0.16 per share in 2013 (payable quarterly). Subsequent to 2013, the Company’s dividend will be linked to operating cash flow, whereby the Company intends to pay out 20% of the operating cash flow generated in the preceding quarter.

  Kemess Underground Project – On March 25, 2013, the Company reported a 2012 Mineral Reserve & Mineral Resource update and the results of a feasibility study for the Kemess Underground project, which added 1.8 million ounces to the Company’s consolidated proven and probable gold reserves. The feasibility study outlines the development of an underground block cave operation with average annual production of 105,000 ounces of gold and 44 million pounds of copper at cash costs of $213 per ounce of gold, net of by-product credits, over a mine-life of approximately 12 years.

  Dividend Reinvestment Plan – On June 11, 2013, the Company announced that its Board of Directors had approved the introduction of a dividend reinvestment plan, effective June 10, 2013. Common shares issued under this plan are issued at a 5% discount from the average market price of the common shares over the five day period preceding the relevant dividend payment date.

  Appointment of Non-Executive Chairman – On June 27, 2013, the Company announced that Mr. Alan Edwards had been appointed as non-executive Chairman of the Board of Directors effective July 1, 2013. This appointment followed the resignation, for health reasons, of Mr. Colin Benner as Executive Chairman.

  Underground Commercial Production at Young-Davidson – On October 31, 2013, the Company announced that the Young-Davidson underground mine had achieved commercial production. Commissioning of the shaft hoisting infrastructure is a key project milestone that unlocks the potential of the Young-Davidson underground mine and will support increased underground productivities and favourable unit cost efficiencies over the life of the mine.

7

DESCRIPTION OF THE BUSINESS

General

AuRico Gold Inc. is a Canadian gold producer with mines and projects in North America and a head office in Toronto. The Company’s core operations include the Young-Davidson mine in Ontario, Canada, which declared commercial production on September 1, 2012, and the El Chanate mine in Sonora, Mexico. The Company’s project pipeline also includes advanced exploration opportunities in Mexico and Canada. Projects include the Kemess Underground project, a gold-copper deposit in northern British Columbia, Canada, and a 50% joint venture interest in the Orion Project in Nayarit, Mexico.

AuRico – Property Locations

The profitability and operating cash flow performance of the Company are affected by numerous factors, including the price of gold, foreign exchange rates, production levels, capital expenditures, and operating performance. While the Company attempts to manage these and other risks, many of the factors affecting these risks are beyond the Company’s control. For additional information on factors that may affect theCompany, see the Forward-Looking Information disclosure at the beginning of this document and the discussion of risks and uncertainties under the heading entitled “Risk Factors”.

Product fabrication and bullion investment are two principal uses of gold. The introduction of more readily accessible and more liquid gold investment vehicles (such as gold exchange traded funds) has further facilitated investment in gold. Within the fabrication category, there are a wide variety of end uses, the largest of which is the manufacture of jewelry. Other fabrication purposes include coins, electronics, miscellaneous industrial and decorative uses, dentistry, medals, and medallions.

Markets, Sales and Refining

The Company produces doré bars at its mine sites, which are sent to third parties for refining. Gold can be readily sold on markets throughout the world and market price can be easily ascertained at any particular time. The Company is not dependent upon any one customer or group of customers for the sale of gold or silver. During 2013, the price of gold averaged $1,411 per ounce, a 15% decrease from the London PM Fix average of $1,669 during 2012. During 2013, daily London PM Fix prices ranged between $1,694 and $1,192 per ounce.

83

Competitive Conditions

Competition in the precious metals mining industry is primarily for: (i) mineral properties that can be developed and produced economically; (ii) technical experts that can find, develop, and mine such properties; (iii) labour to operate the properties; and (iv) capital to finance operations.

The Company competes with other mining and exploration companies in the acquisition of mining claims and leases and in connection with the recruitment and retention of qualified employees. There is significant competition for mining claims and leases. Many larger competitors conduct business globally and thus have greater financial and technical resources available to them.

Operating Results

The following table is a summary of the Company’s annual financial and operating results for the fiscal year ended December 31, 2013:

(in thousands, except ounces, per share amounts, total cash costs and total all-in sustaining costs)
Year Ended
December 31, 2013
Gold ounces produced
Gold ounces produced(2)	161,100
Pre-production gold ounces produced(2)	31,502
Total gold ounces produced	192,602
Revenue from mining operations	$227,631
Loss from operations	$(178,087)
Net loss	$(176,770)
Net loss per share, basic	$(0.71)
Total cash	$142,652
Operating cash flow	$63,266
Net free cash flow(1)	$(186,156)
Cash costs per gold ounce, net of by-product revenues and NRV adjustments(1)(2)(3)(4)	$676
All-in sustaining costs per gold ounce sold, net of by-product revenues and NRV adjustments(1)(2)(4)	$1,181

Notes:
1.	See the Non-GAAP Measures section on page 23 of the Management’s Discussion and Analysis for the year ended December 31, 2013.
2.

The Young-Davidson underground mine declared commercial production on October 31, 2013, and therefore was excluded from consolidated cash costs and consolidated all-in sustaining costs prior to this date. Pre-production ounces produced are excluded from consolidated ounces produced as these ounces are credited against capitalized project costs.

3.	Gold ounces used to calculate cash costs include ounces sold at the El Chanate mine and ounces produced at the Young- Davidson mine.
4.

For further discussion on the net realizable value (“NRV”) adjustments recognized on ore in-process inventories at the El Chanate and Young-Davidson mines during the year, refer to pages 13 and 15 of the Management’s Discussion and Analysis for the year ended December 31, 2013.

9

Employees and Labour Relations

As at December 31, 2013, the Company had 586 direct full-time employees, and 823 individuals employed on a contract basis.

Despite generally good labour relations, competition for skilled workers in the resource sector results in employee turnover at the Company’s operations and a need to constantly recruit and train new employees. This competition for qualified employees occasionally results in workforce shortages, which can often be supplemented with more costly contract labour.

Sustainability Practice

The Company has adopted a Sustainability Management System (SMS), which is a set of management processes aligned to recognized international standards to help AuRico continuously improve its environmental, economic and social sustainability performance. The purpose of the SMS is to provide a consistent approach to sustainability management across all of the operations.

A central element to SMS is the AuRico Sustainability Charter, which establishes the overarching vision for sustainable management within AuRico and is supported by three core policies:

1.	Health & Safety Policy
2.	Environmental Policy
3.	Corporate Social Responsibility Policy

Sustainable practices are important because they help ensure quality of life for the workforce, the communities in which the Company operates and future generations. AuRico also believes that sustainable business practices are a part of its social license to operate.

Each mine site must develop and implement a SMS that is consistent with these policies and the Sustainability Charter and the principles contained within the framework. Once implemented, compliance with this standard is mandatory. Annual performance reviews take into account the quality of a site’s SMS and steps taken to enhance compliance with both the processes and procedures in the SMS and the spirit of sustainable practices.

The Company’s Board of Directors has established a Sustainability Committee that, as part of its mandate, is responsible for reviewing sustainability, environmental, health and safety policies and programs of the Company and overseeing AuRico’s performance in these areas. The Sustainability Committee reports to the Board of Directors on a regular basis.

Having a common set of principles to manage sustainable business practices helps reduce risks to the business. By tailoring these principles to the specific needs and issues facing each operation, the site SMS is flexible enough to meet local requirements relating to health, safety, environment, and the community.

On an annual basis, the Company publishes a Sustainability Report on its website summarizing the Company’s environmental, health, safety, and social programs and performance at its operations, which can be accessed at the following link:
http://www.auricogold.com/responsibility/sustainability-reports/default.aspx

Environmental Protection and Policies

The Company’s mining and exploration activities are subject to various governmental laws and regulations relating to the protection of the environment. These environmental regulations are continually changing, and the Company has made, and intends to make in the future, expenditures to comply with such laws and regulations. The timing of these expenditures is dependent upon a number of factors including the life of the mine, the operating licence conditions, and the laws, regulations, and environment in which the mine operates.

10

The Company will be obliged to carry out site reclamation on its current properties at the end of their mine life and expects to be able to finance this from the revenues generated by such projects. In addition, as at December 31, 2013, the Company had $26.2 million in restricted cash in closure bonds in place, consisting of cash and short-term deposits pledged by the Company relating to site closure and reclamation obligations at the former producing Kemess South property and Young-Davidson.

Reclamation provisions are recognized at the time an environmental disturbance occurs and are measured at the Company’s best estimate of the expected value of future cash flows required to reclaim the disturbance upon mine closure, which are discounted to their present value for each mine operation.

Social Policies

With approximately 1400 employees and contractors, the Company and its subsidiaries play an important role in the economic life of its stakeholders. Wages, taxes and royalties have a positive impact on the lives of the Company’s employees and in the communities where the Company operates. AuRico sources goods and services used in operations from the local, regional and national business communities in Mexico and Northern Ontario, Canada, which provides significant economic benefit to the region.

The Company can have a significant social impact on the communities adjacent to its operations. AuRico strives to be a good neighbor and corporate citizen by both actively contributing to local community life and by ensuring that local stakeholders have an opportunity for input and dialogue. The Company achieves this through the presence of Community Relations personnel who are responsible for engaging with local stakeholders, identifying areas of concern, and relaying those concerns to management.

The Company entered into an Impact Benefit Agreements with the Matachewan First Nation on July 2, 2009 and with the Temagami First Nation / Teme Augama Anishnabai on July 14, 2012, as the Young-Davidson mine is situated within the traditional territory of these two First Nations. On June 22, 2012, the Company signed an Interim Measures Agreement with the Tse Key Nay, a group comprised of three aboriginal groups whose traditional territories overlap the Kemess project location: the Kwadacha, Tsay Keh Dene, and Takla Lake. Among other things, the agreement addresses project permitting, environmental studies, business opportunities, employment, and training.

11

MINERAL PROPERTIES

At December 31, 2013, AuRico’s total proven and probable gold mineral reserves were 6.5 million gold ounces, a 0.29 million ounce decrease from 2012. This decrease in proven and probable mineral reserves is attributable to depletion at the Company’s operating mines. The Company’s mineral reserve and mineral resource estimates have been calculated as at December 31, 2013 in accordance with definitions adopted by the Canadian Institute of Mining, Metallurgy and Petroleum and incorporated into NI 43-101. U.S. readers should refer to the Cautionary Note to U.S. Investors Concerning Measured, Indicated and Inferred Resources on page 4 of this AIF.

Although the Company has carefully prepared and verified the mineral reserve figures presented below and elsewhere in this AIF, such figures are estimates, which are, in part, based on forward-looking information and certain assumptions, and no assurance can be given that the indicated level of mineral will be produced. Estimated reserves may have to be recalculated based on actual production experience. Market price fluctuations of gold, copper and silver, as well as increased production costs or reduced recovery rates and other factors, may render the present proven and probable reserves unprofitable to develop at a particular site or sites. See “Risk Factors” and “Forward-Looking Information” for additional details concerning factors and risks that could cause actual results to differ from those set out below.

Mineral Reserve and Mineral Resource Estimates

The following tables set forth the estimated mineral reserves and mineral resources attributable to interests held by AuRico for each of its properties as at December 31, 2013:

Mineral Reserve Estimates - Gold
			Tonnes	Grade	Ounces
		Category	(000's)	(g/t)	(000's)
Young-Davidson	Surface	Proven	3,298	1.01	107
		Probable	686	1.52	33
		P&P	3,984	1.10	140
	Underground	Proven	10,626	2.90	990
		Probable	28,669	2.78	2,566
		P&P	39,296	2.81	3,556
	Total	P&P	43,280	2.66	3,696
El Chanate		Proven	29,223	0.72	676
		Probable	16,115	0.67	346
	Total	P&P	45,337	0.70	1,023
Kemess Underground		Proven	-	-	-
		Probable	100,373	0.56	1,805
	Total	P&P	100,373	0.56	1,805
AuRico Total		P&P	188,990	1.07	6,524

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Mineral Resource Estimates - Gold
			Tonnes	Grade	Ounces
		Category	(000's)	(g/t)	(000's)
Young-Davidson	Surface	Measured	233	0.96	7
		Indicated	535	1.41	24
		M&I	769	1.28	32
	Underground	Measured	5,300	2.95	504
		Indicated	11,659	2.62	981
		M&I	16,960	2.72	1,484
	Total	M&I	17,729	2.66	1,516
	Surface	Inferred	31	0.99	1
	Underground	Inferred	3,689	2.72	323
	Total	Inferred	3,720	2.71	324
El Chanate		Measured	2,158	0.31	22
		Indicated	2,129	0.40	27
	Total	M&I	4,287	0.36	49
		Inferred	579	0.75	14
Kemess Underground		Measured	-	-	-
		Indicated	65,432	0.41	854
	Total	M&I	65,432	0.41	854
		Inferred	9,969	0.39	125
Orion (50%)		Measured	-	-	-
		Indicated	554	3.66	65
	Total	M&I	554	3.66	65
		Inferred	91	3.33	10
AuRico Total		M&I	88,001	0.88	2,484
		Inferred	14,357	1.02	472

Mineral Reserve and Resource Estimates - Copper and Silver
			Grade		Contained Metal
		Tonnes	Ag	Cu	Ag	Cu
	Category	(000's)	(g/t)	(%)	(000's) oz	(000's) lbs
Kemess Underground	Probable Reserves	100,373	2.0	0.28	6,608	619,151
	Indicated Resources	65,432	1.8	0.24	3,811	346,546
	Inferred Resources	9,969	1.6	0.21	503	46,101
Orion (50%)	Indicated Resources	554	309	-	5,503	-
	Inferred Resources	91	95	-	275	-

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Notes to Mineral Reserve and Resource tables:

  Mineral Reserves and Resources have been stated as at December 31, 2013.
  Mineral Resources are exclusive of Mineral Reserves. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.
  Mineral Reserves assume the following cutoff grades and process recoveries:

  Young-Davidson – Surface: 0.50 grams per tonne cutoff, 91% mill recovery

  Young-Davidson – Underground: 2.05 grams per tonne cutoff, 91% mill recovery

  El Chanate: 0.15 grams per tonne cutoff, 30%-65% leach recovery

  Kemess Underground: $15 NSR cutoff, mill recovery of 72% for gold and 91% for copper

  Reserves have been reported in accordance with NI 43-101, as required by Canadian securities regulatory authorities. In addition, while the terms “Measured”, “Indicated and “Inferred” Mineral Resources are required pursuant to NI 43-101, the SEC does not recognize such terms. Canadian standards differ significantly from the requirements of the SEC, and mineral resource information contained herein is not comparable to similar information regarding mineral reserves disclosed in accordance with the requirements of the SEC. Investors should understand that “Inferred” Mineral Resources have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. In addition, investors are cautioned not to assume that any part or all of AuRico’s Mineral Resources constitute or will be converted into Reserves.
  Orion Mineral Resources are reflected on a 50% basis. Following the completion of a joint venture agreement, Minera Frisco, S.A.B. de C.V. will have a 50% interest in the Orion project.
  Mineral Reserve and Resource tonnage and contained metal have been rounded to reflect the accuracy of the estimate, and numbers may not add due to rounding.
  Mineral Resources were prepared under the supervision of Jeffrey Volk, CPG, FAusIMM, the Director of Reserves and Resources, for AuRico Gold Inc. Mineral Reserves were prepared under the supervision of Chris Bostwick, FAusIMM, the Senior Vice President Technical Services, for AuRico Gold Inc. Both Messrs. Volk and Bostwick are “Qualified Persons” as defined by National Instrument 43-101

The following metal prices were used for the calculation of Mineral Reserves and Resources:

	Reserves			Resources
	Au $/oz	Ag $/oz	Cu $/lb	Au $/oz	Ag $/oz	Cu $/lb
El Chanate	$1,250	-	-	$1,450	-	-
Young Davidson	$1,250	-	-	$1,450	-	-
Kemess Underground	$1,300	$23.00	$3.00	$13.00 NSR
Orion	-	-	-	$850	$13.00	-

The following table presents a year-over-year reconciliation of Mineral Reserves based on contained metal:

	Mineral Reserves	Processed	Increase /	Mineral Reserves
	31-Dec-12	in 2013	(Decrease)	31-Dec-13
Gold (000's ounces)
El Chanate	1,204	165	(16)	1,023

Young-Davidson - Surface	271	87	(43)	140

Young-Davidson - Underground	3,534	56	78	3,556

Kemess Underground	1,805	0	0	1,805

Copper (000's lbs)
Kemess Underground	619,151	0	0	619,151

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Young-Davidson Mine

The Young-Davidson gold mine is located near the town of Matachewan, approximately 60 km west of Kirkland Lake in Northern Ontario. The property consists of contiguous mineral leases and claims totalling 11,000 acres and is situated on the site of two past producing mines that produced almost one million ounces from 1934-1957.

The Company owns 100% of the mineral rights to all of the mineral resource related claims at the former Young-Davidson mine and the adjoining Matachewan Consolidated Mines Limited Mine (the “MCM Mine”), which together comprise the modern day Young-Davidson Mine. The Company also holds the mineral rights to 200 tenures from mining leases to exploration claims covering 4,734 hectares surrounding and including the Young-Davidson Mine. The contiguous claim block that covers the Young-Davidson Mine, is hereinafter referred to as “Young-Davidson”. Hereinafter, references to work completed by the Company with respect to Young-Davidson includes work completed by Northgate.

Property Description and Location

Young-Davidson is located immediately west of the village of Matachewan, Ontario, and approximately 60 km west of the town of Kirkland Lake, Ontario. Young-Davidson is comprised of 200 tenures related to mining claims, mining leases, patents, and licenses of occupation that were acquired either through staking, application, or option agreements. Collectively, it is subject to nine separate agreements with different obligations and royalties for each agreement. Based on the currently defined mineral reserves and resources, the only royalties to apply are:

(i)

a sliding scale royalty held by Matachewan Consolidated Mines Limited that relates to the eastern portion of the open pit and a small portion of the underground resource, which together total approximately 600,000 tonnes; and

(ii)	a per ton royalty held by the Welsh Estate that affects almost 400,000 tonnes.

Through these agreements the Company controls sufficient surface rights to cover the sites required for all project buildings and fixed installations for the life of mine. AuRico believes it has all of the necessary surface rights to dispose of waste rock and tailings on additional areas of the property. AuRico’s land ownership and mineral tenures are registered with the Government of Ontario. All permits required to operate the mine are currently in place.

As Young-Davidson was the site of two former producing gold mines there is existing surface disturbance in the form of old workings, building foundations and tailings sites. Although there is no clean up order on these sites, AuRico designed infrastructure to incorporate these sites where possible so that they are remediated as part of the mine closure plan.

Other than as described above, the Company is not aware of any rights, agreements or encumbrances to which Young-Davidson is subject, which would adversely affect the value of the property or AuRico’s ownership.

The Company entered into Impact Benefit Agreements with the Matachewan First Nation on July 2, 2009 and with the Temagami First Nation / Teme Augama Anishnabai on July 14, 2012, as the Young-Davidson mine is situated within the traditional territory of these two First Nations.

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Young-Davidson Property Location

Accessibility, Climate, Local Resources, Infrastructure and Physiography

Young-Davidson is located in northern Ontario, Canada, centrally located between Timmins, Kirkland Lake, North Bay and Sudbury, each of which have businesses that service the mining industry. The property is accessed by paved Highway 566, 5 kilometres west of the town of Matachewan.

The daily average mean temperature in nearby Kirkland Lake, Ontario is 1.7°C. The extreme maximum recorded temperature is 38.9°C and the extreme minimum temperature is -47°C. The average annual precipitation is 884 millimetres, comprising 590 millimetres as rainfall and 294 millimetres as snowfall. Given this climate, exploration and mining development activities can be carried out at all times of the year.

The surface rights possessed by the Company are sufficient for mining operations, availability of sources of power, water, mining personnel, potential tailings storage areas, potential waste disposal areas and potential processing plant sites. Electricity is provided from the provincial grid through a transmission line that was upgraded by the Company prior to commercial production.

The property is typical of northern Ontario with forest covered low rolling hills, small lakes and wetlands with numerous gravel roads providing access to all areas of the property. Average elevation on the property is 330 metres above sea level.

History

The initial discovery of gold in the project area was made by prospector Jake Davidson in 1916 on what became the former Young-Davidson mine. This sparked a staking rush that resulted in a second discovery by Samuel Otisse on what became the MCM Mine property. Surface prospecting, trenching and outcrop stripping continued intermittently for the next seventeen years on both properties. During this time a joint venture was established between Hollinger Corporation and Young-Davidson Mines Limited and underground mine production was initiated in 1934 and continued until 1957, over which time a total of 5.6 million tonnes were mined producing 585,690 ounces of gold (3.22 g/t recovered grade). Production from the MCM mine property over the period 1934-1954 totaled 3.2 million tonnes, 378,101 ounces of gold (3.67 g/t recovered grade). Following closure of the mines, the properties remained dormant until 1980 at which time Pamour Mines concluded option/joint venture agreements on both properties with the aim of establishing an open pit operation. Approximately 96,000 tonnes of ore were mined and trucked to the Pamour mill facility east of Timmins.

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In 1995, Royal Oak Mines Inc. (“Royal Oak”), a successor company to Pamour Mines initiated extensive diamond drilling to define an open pit resource, initiated shaft dewatering with a view to underground exploration, conducted shaft rehabilitation as well as engineering studies and environmental assessment studies with a view to re-opening the mines. Following the bankruptcy of Royal Oak Mines, the property was dormant for several years before being acquired by a private company in 2000. This private company undertook limited exploration and, in 2002, vended the asset into Young-Davidson Mines Limited, the same company that had discovered the property. Young-Davidson Mines Limited re-initiated exploration with 9,312 metres of drilling in 58 diamond drill holes.

In late 2005, Northgate amalgamated with Young-Davidson Mines Limited through a Plan of Arrangement, and proceeded with surface exploration, particularly diamond drilling, environmental and engineering studies and underground exploration and development.

In 2011, AuRico acquired Northgate, which included Young-Davidson.

Geological Setting and Mineralization

Young-Davidson is situated within the southwestern part of the Abitibi Greenstone Belt. The Abitibi Greenstone Belt consists of a complex and diverse array of volcanic, sedimentary, and plutonic rocks typically metamorphosed to greenschist facies grade, but locally attaining amphibolite facies grade. Volcanic rocks range in composition from rhyolitic to komatiitic and commonly occur as mafic to felsic volcanic cycles. Sedimentary rocks consist of both chemical and clastic varieties and occur as both intravolcanic sequences and as uncomformably overlying sequences. A wide spectrum of mafic to felsic, pre-tectonic, syn-tectonic and post-tectonic intrusive rocks are present. All lithologies are cut by late, generally northeast-trending proterozoic diabase dikes.

The Abitibi Greenstone Belt rocks have undergone a complex sequence of deformation events ranging from early folding and faulting through later upright folding, faulting and ductile shearing resulting in the development of large, dominantly east-west trending, crustal-scale structures that form a lozenge-like pattern. The regional Larder Lake-Cadillac Fault Zone (“LLCFZ”) cuts across the Young-Davidson project area. The LLCFZ has a sub-vertical dip and generally strikes east-west. The LLCFZ is characterized by chlorite-talc-carbonate schist and the deformation zone can be followed for over 120 miles from west of Kirkland Lake to Val d’Or.

There are three important groups of archean sedimentary rocks in the district. The oldest are Pontiac Group quartz greywacke and argillite, which occur as thick assemblages in Québec, while interbedded within the Larder Lake Group volcanic rocks are turbiditic siltstones and greywackes of the Porcupine Group. Uncomformably overlying is Timiskiming Group Conglomerate, turbidite and iron formation with minor interbedded alkalic volcaniclastic units.

Archean intrusive rocks are numerous in the district but are largely manifested as small stocks, dikes and plugs of augite syenite, syenite and feldspar porphyry occurring in close temporal and spatial association with the distribution of Timiskiming Group sediments. The main syenite mass, which hosts most of the gold mineralization on Young-Davidson, measures almost 3,000 ft. east-west by 1,000 ft. north-south.

Huronian proterozoic sedimentary rocks onlap and define the southern limit of the Abitibi in Ontario. In the project area these rocks are correlative to the Gowganda Formation tillite. Post-Archean dike rocks include Matachewan diabase and younger Nipissing diabase, which respectively bracket the Huronian unconformity in the project area.

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Essentially all of the historical production at the former Young-Davidson Mine and approximately 60% of the production from the MCM Mine was from syenite-hosted gold mineralization. Most of the current open pit and underground resources are also related to syenite-hosted gold. The syenite-hosted gold mineralization consists of a stockwork of quartz veinlets and narrow quartz veins, rarely greater than a few inches in thickness, situated within a broader halo of disseminated pyrite and potassic alteration. Visible gold is common in the narrower, glassy-textured quartz veinlets. In general, gold grades increase with quartz veinlet abundance, pyrite abundance, and alteration intensity. Mineralized areas are visually distinctive and are characterized by brick red to pink K-feldspar-rich syenite containing two to three percent disseminated pyrite and several orientations of quartz extension veinlets and veins. The quartz veins and veinlets commonly contain accessory carbonate, pyrite, and feldspar.

Drilling

Since the discovery of gold in the project area until October 14, 2008 a total of 293,774 metres of surface and underground diamond drill holes were completed. With the exception of the holes pre-dating 1980 (324 holes, 20,236 metres), all of the drill logs have been preserved. All holes have been plotted on historic records and these hole traces and assays have now been entered into the database. All holes since 1988 have been surveyed for their collar co-ordinates and it is assumed that all underground hole collars were surveyed as per industry practice at the time of production. Since 1980 all holes have been surveyed using a tropari instrument or acid test and since 2006 all drill holes have been surveyed using FLEXIT and/or a gyroscopic instrument in order to measure down hole deviation.

Underground drill holes were AQ core (27 mm diameter) as was the practice of the day, surface holes pre-dating the Company were, with one exception, BQ core (36.5 mm diameter) and all holes by the Company (and the one exception) have been NQ core (47.6 mm diameter) except where a reduction to BQ (36.5 mm diameter) has been required to complete the hole in problematic ground conditions. Core recovery and rock quality designations have not been noted in historic drill logs, however in all the holes by the Company core recovery has been excellent and the rock quality designation (“RQD”) factor has been very high indicating very competent rock.

Sampling Method and Approach

Drill core is transported directly from the drill rigs to the secure core logging facility. Core is logged with geological information being recorded, including rock type, degree of alteration, estimated percentage of sulfide minerals and vein intensity. Zones of interest are marked out and assigned a sample number and assay tags are stapled into the box as well as being inserted into the sample base. Most of the core has been split with a hydraulic splitter, with a small number of samples cut with a diamond bladed core saw. The majority of the samples are 1.5 metres in core length and most of the historic samples are in five foot lengths. Assay procedures were not well documented prior to 2003, but it is assumed that conventional crushing, pulverizing and classical fire assay techniques were used.

Sample Preparation, Analyses and Security

Prior to sample shipment, a number of measures have been implemented which were designed to maintain a high level of security at the core logging facility, at the mine property and while the samples are in transit.

For exploration drill core, a number of measures have been implemented which were designed to maintain a high level of security at the core logging facility and while the samples are in transit.

Upon arrival at the ALS Global laboratory, samples are logged into the laboratory tracking system and weighed. Each core sample is entirely crushed to better than 70% -2 millimetre (minus 10 mesh). A 250 gram split of crushed material is taken and pulverized. Certified reference material and blanks are inserted with samples prior to analysis. Fifty gram aliquots are weighed for fire assay. Fire assay fusion was by lead flux with a silver collector and atomic absorption finish. Each sample was also submitted for a 34 element analysis, by aqua-regia acid digestion and ICP-AES. This process quantitatively dissolves base metals for the majority of geological materials. Major rock forming elements and more resistive metals are only partially dissolved. All sample batches were subjected to the laboratory’s internal quality control procedures.

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All mine samples, including blasthole underground channel and drill core are assayed at the on-site laboratory operated the Company. We have been advised by ALS Global that the laboratory is well-equipped, fully ventilated, and staffed by experienced personnel. Samples are prepared and analyzed as described above.

Quality Control and Quality Assurance

No information has been compiled that describes the quality control (“QC”) and quality assurance (“QA”) procedures for the pre-2003 drilling, however it is unlikely that blanks and CRM’s were used as this did not become standard industry practice until the early 2000’s. The main form of QA/QC would have been periodic re-assaying of anomalous samples with introduction of blanks in the early 1980s and 1990s.

The QA/QC for the 2006, 2007 and 2008 programs is documented in the technical documents filed on the Canadian System for Electronic Document Analysis and Retrieval (“SEDAR”) website at www.sedar.com. In essence this amounted to four percent of the entire population of samples submitted for analysis, including blanks, standards, and duplicates. Additionally, about 15-20% of pulp replicates and 2.5% of reject duplicates were analyzed and incorporated into final assay grade to improve overall precision. The QA/QC data is monitored as the samples are being processed at the laboratories and where analytical problems are identified the laboratory is required to reanalyze the samples.

Based on this work it was concluded that the data is reliable and suitable for supporting mineral resource and mineral reserve estimation work in the opinion of the Qualified Person.

Data Verification

The project data base has been subject to verification or audit by Micon International Inc. (2004), Scott Wilson Roscoe Postle Associates Inc. (2006), AMEC plc (2008) and Company geologists (2006, 2007 and 2008) who had no direct involvement with the project. Collar co-ordinates, down hole survey tests and assay intervals were verified against a variety of supporting documentation. Where errors have been identified these were corrected and procedures put in place to prevent re-occurrence and to expedite future data verification programs. In each case the third party audit has concluded that the database is valid and acceptable for supporting resource estimation work on the project.

Mine Development and Mine Plan

The open pit has been in operation for over two years and will cease production in the first half of 2014. Mining is conducted by a contractor using conventional methods on 8 metre benches, using 8 metre3 front-end loaders, 77 tonne haul trucks, appropriately sized drills and support equipment. The open pit mining contractor commenced mobilization and mining in November 2011.

A historical open stope exists at the east end of the existing pit design. In order to remove the safety risks of working near an open stope, and to minimize dilution and mining loss, the stope was filled with waste rock early in the open pit mine life. The waste rock backfill will then be mined out as part of regular bench mining activities.

The open pit mining plan has been generated to feed the mill at a rate of 2.16 Mt/yr. The plan includes the stockpiling of lower grade ore so that the head grade is higher during the first two years of the project. Approximately 18.9 Mt of waste rock will be generated by the open pit and will be placed in the waste dump to the north of the pit.

The underground deposit is located approximately 210 m to 1,500 metres below surface. During 2013, the Company completed the sinking of the shaft down to the mid-shaft loading pocket, which accesses the first eight years of mine production. The Company also completed the mid-shaft ore and waste haulage systems, an underground crushing facility, surface ventilation fans and booster fans at the 9590 level. The Company continues to work on developing vertical access in the underground mine below that of the mid-shaft loading pocket, to an eventual depth of 1,500 metres; this work will continue in 2014. The existing MCM #3 shaft is being extended to a depth of 1,500 metres to provide for the hoisting of men, materials, ore and waste. The mine will also be accessed by a ramp, which will be extended to the bottom of the mine from the existing exploration ramp, currently at a depth of 900 metres below surface. The mine design has taken into consideration the existing MCM #3 and the Young-Davidson shafts and other existing openings for ventilation and early works.

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The underground mine has been designed for low operating costs through the use of large modern equipment, gravity transport of ore and waste through raises, shaft hoisting, minimal ore and waste rehandling, high productivity bulk mining methods and paste backfill. The mine will operate scooptrams to load, haul and transfer stope production to the ore pass system from where it will be hoisted to the surface via 18 Mt skips.

At the current design production rates of 2.92 million tonnes per year (8,000 tonnes per day) at full production, the underground will have a mine life of approximately 20 years based on the current reserve. Production from the underground mine will be complemented by open pit or stockpiled mill feed until it can provide the entire mill feed. For the last 17 years of the currently projected underground mine life, mill feed will be provided almost exclusively from the underground mine.

Lateral development of the underground mine will average approximately 12,000 metres per year including capital, operating and ore categories for the first 12 years of the underground mine operation. In the last 8 years of the underground mine life, the development requirements drop off sharply as the mine is close to being fully developed.

The average underground personnel requirements at 8,000 tonnes per day are estimated to be 300 persons. The mine will operate seven days a week with two 10.5 hour shifts per day working a five days on and four days off followed by four days on five days off schedule. Once in full production, the mine will be owner operated with only diamond drilling and raising being contracted.

Exploration and Development

The Young-Davidson open pit mine and mill declared commercial production effective September 1, 2012. Commercial production was declared once the mine achieved previously established commissioning thresholds. The commissioning thresholds included a 30-day period whereby the mill throughput averaged at least 5,100 tonnes per day (subsequent to the commissioning of the flotation and gravity circuits) and the open pit averaging 29,750 tonnes per day of ore and waste mining.

During October 2013, the Company commissioned the midshaft loading pocket and shaft hoisting infrastructure, and began hoisting underground ore to surface. Prior to October 2013, the Company was trucking ore to surface through the exploration ramp. On October 31, 2013, the Company declared commercial production at the Young-Davidson underground mine.

A significant portion of the 2013 capital budget was focused on the completion of the shaft and hoisting system, the underground waste and ore pass system and crusher. The Company also completed the construction of the paste backfill plant, which was commissioned in January 2014. Capital works in 2014 will include the continued lateral and vertical development of the underground mine, continued installation of underground ventilation infrastructure and the purchase of new mobile equipment as the underground operation expands. Total lateral and vertical development are expected to be 14,300 metres and 1,000 metres respectively. Lateral development will consist of continuing to establish the levels spaced every 30 metres in the orebody consisting of footwall drives, drawpoints and stope development. Main ramp development will also continue from 9590 level towards the eventual bottom of the mine at 8900 level.

The Company completed 17,789 metres of surface drilling in 2013, directed at a number of target areas and a number of geophysical targets across key parts of the geology. The primary target was the YD West Sherriff area, where drilling in 2012 intersected anomalous gold in the same rock with similar alteration to that in the main zones at the Young-Davidson mine. Results of these holes are incorporated in the overall Mineral Reserve and Mineral Resource estimate.

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Mining Operations

The metallurgical testwork programs considered for feasibility study were completed in 2008 and early 2009 at SGS Lakefield. Results of these tests provided the data used for the design criteria.

The tests were conducted on samples from 32 holes selected across the mineralization from which five zone composites and a master composite were prepared. Flowsheet optimization was conducted on the master composite. Once the metallurgical parameters were optimized, the five zone composite and 32 individual samples were tested used for variability testing.

The grinding characteristics of the design mineralized material, an equal mixture of Upper Boundary Zone, Lower Boundary Zone and Pit Zone material as combined material for pilot plant feed gives an average Bond Work Index of 15.6 kilowatt hours per tonne (“kWh/t”) at 100 mesh (106 micrometer (“µm”)) of grind. The selected six zone samples work index ranged from 14.7 to 18.3 kWh/t or an average of 16.5 kWh/t. Most samples tested fell in the medium to hard range of hardness with respect to impact breakage and Bond rod mill/ball mill grindability work indices while there was one waste sample which fell in the very hard range of hardness. All samples have been classified as abrasive or very abrasive.

The gravity recoverable gold was determined to be about 25% of the gold contained in the composite sample tested when cleaning of the primary centrifugal concentrator product on a Mozley table was completed to a target 0.05% weight recovery of the initial feed material.

The metallurgical test programs supported the selection of single stage semi-autogenous grinding circuit with a gravity circuit followed by flotation. The flotation concentrate is further ground and leached in a conventional carbon-in-leach. The flotation tailings are also leached in a carbon-in-leach circuit. The gold is recovered from the carbon followed by electro-winning and pouring doré bars.

A gold recovery of 92.5% is indicated for the head grade of the samples on which the test work was performed and was the basis for the feasibility phase.

The combined leach tailings were used for the cyanide destruction testwork. The Young-Davidson carbon-in-leach tailings are treated with the SO2/Air cyanide destruction method.

El Chanate Mine

The El Chanate Mine is located 37 km northeast of Caborca in Sonora State, Mexico. The mine consists of an open pit, crusher, heap leach pads, process plant and supporting infrastructure located on 4,618 hectares encompassed within 22 mineral concessions.

The Company acquired El Chanate through the acquisition of Capital Gold in April 2011. Hereinafter, references to work completed by the Company with respect to El Chanate, includes work completed by Capital Gold.

Property Description and Location

El Chanate is located in northern Mexico in the northwest corner of the State of Sonora, Municipality of Altar (see map below). The mine site is 25 kilometres northeast of Caborca, 280 kilometres northwest of Hermosillo, 150 kilometres southeast of Sonoyta, and 170 kilometres southwest of Tucson, Arizona at UTM geographical coordinates of 412,150E, 3,407,880N (Lat 30°48’10”N, Long 111°55’00”W). Caborca, with a population of 100,000, is the largest town in the area. Pitiquito and Altar are smaller nearby towns located off Highway 2 west and east of the El Chanate, respectively. All permits required to operate the mine are currently in place.

21

El Chanate Property Location

Minimum Investment and Mining Duty

All concessions are subject to an annual minimum investment and an annual mining tax that must be paid to keep the concessions in good standing. The amount of the minimum investment or assessment work varies based on the size, age and type of the concession, and changes each year with the Department of Mines publishing a new list at the beginning of the year and varies with the consumer price index. The rate of the mining duty depends on the concession type and the age of the concession. The rate changes bi-annually with the Department of Mines publishing the new rates in January and July. The mining duty is due in both January and July. The total mining duty required annually to keep El Chanate’s 22 titled concessions (4,618 hectares) is approximately 500,000 pesos.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

Geographically, El Chanate is on the south-eastern margin of the NW-SE mountain range formed by Sierras La Gloria, El Alamo, Batamote and El Chanate. Locally, El Chanate resides on the Escalante cattle ranch ground.

The project is located on the north west corner of the state of Sonora, in the Altar desert (a subset of the Sonoran Desert). Topography is typical of the Basin and Range province with Sierra El Batamote and Sierra El Chanate as prominent steep mountain ranges emerging from the flat basin. Elevation at the project area is 500 metres above sea level; the El Chanate Range is 900 metres high and El Batamote 850 metres high.

The working area lies on the southern pediment of El Chanate Range, a flat plateau covered by thin layers of unconsolidated gravel and dissected by sharp shallow creeks, gently dipping into the gravel filled valley of the Sásabe (dry) and Altar rivers.

From Hermosillo, the property can be accessed by driving 173km north to Santa Ana on Highway 15, then approximately 95km west on Highway 2 to Caborca. The mine access road is approximately 13km east of Caborca on Highway 2. The project area is easily accessible from Mexican Highway 2 by driving north 11km on a nearly level dirt road through the Ejido 16 de Septiembre and onto the Escalante cattle ranch where the El Chanate mine is located.

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Vegetation consists of typical Mexican desert species composed primarily of various cacti, shrubs and brush.

According to the Köppen climate classification system, the project is described as having a BWh, or desert climate where the coldest month has an average high temperature above 0°C. The average annual temperature is 21.5°C. July is the hottest month with an average maximum temperature of 44.6°C. The hottest month on record was July 1998 with an average temperature of 48.0°C. January is the coldest month with an average low temperature of -2.2°C. The coldest month on record was January 1971 with an average temperature of -11.0°C. The mine operates year round.

Annual average precipitation as measured at the nearby Pitiquito station (about 15 kilometres away) is 259 millimetres. Rainfall occurs due to the normal “monsoon” rains and the effects of Pacific storms.

Equipment and infrastructure include: a three stage crushing plant, a leach pad and solution holding ponds, four Adsorption, Desorption, Refinery (“ADR”) processing plants, a refinery, a fleet of haul trucks, loaders and mining support equipment. In addition, there are numerous ancillary support facilities including warehouses, maintenance shops, roadways, administrative offices, power and water supply systems, and a fully equipped assay and metallurgical laboratory. The open pit operations are conducted by a local mining contractor.

History

Historical workings suggest the area has been mined for gold since the early 19th century. The current open-pit mine has now been developed below the level of those historical small-scale mine workings. The open-pit mine plan covers an area approximately 1,700 metres long, 845 metres wide, and 300 metres deep. El Chanate utilizes conventional three stage crushing and heap leaching, with gold bearing solutions being processed in an ADR plant, followed by electro-winning and refining.

Geological Setting and Mineralization

El Chanate is located between the northern flank of Sierra El Batamote and the southern flank of Sierra El Chanate. These ranges are tectonic blocks derived from Late Mesozoic compressional events modified by Early Cenozoic extension. The area is underlain by Mesozoic, meta-sedimentary rocks intruded by Late Cretaceous andesites. All of these units are cut by Tertiary felsic to mafic rocks. The post mineral San Jacinto andesite flow located north of the mine is the youngest bedrock unit dated at 51Ma. The dominant controls on gold mineralization are structural channeling along faults and development of veins by dilation and hydraulic fracturing. Gold precipitation is dependent on a chemically favorable environment but is not strongly influenced by rock composition. Relatively deep seated regional structures appear to have been active at the time of mineralization and have played a vital role in the structural preparation of the host rocks and channeling of the mineralizing fluids. The fluids and their contained metals are believed to have been derived either from a deeper magmatic source rock or from deep metamorphic processes associated with the Laramide Orogeny.

Drilling

From 2001 to 2009, the Company conducted surface mapping, surface sampling, geophysics, diamond drilling and reverse circulation drilling on the property. The results of this work delineated anomalous gold mineralization along a northwest striking fault zone traceable for 4.5 kilometres on strike and still open at depth. The mineralized zone had been drill tested by 819 holes for a total of 140,224 metres. There are 754 reverse circulation holes and 65 core holes. The deposit remains open in several directions.

From 2010 to 2013, the Company has drilled 681 reverse circulation holes totaling approximately 124,320 metres and 32 core holes for 11,101 metres.

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Sampling, Analysis, Quality Control and Quality Assurance

An analytical quality assurance program has been established for all of the Company’s mineral properties to control and assure the analytical quality of assays in all of the Company’s exploration programs. This program includes the systematic addition of blank samples, duplicate samples and certified standards to each batch of samples sent for analysis to commercial accredited laboratories. Blank samples are used to check for possible contamination in laboratories, duplicate samples quantify overall precision, while certified standards determine the analytical accuracy. The split core samples are sent directly from the project sites to ALS Global, an ISO-17025 accredited laboratory with facilities in Hermosillo, that performs gold and silver analyses at its laboratory in Vancouver, British Columbia.

For reverse circulation drill holes one standard and one blank are included in each batch of 20 samples. For core holes, duplicates (1%), blanks (4%) and standards (5%) are inserted into the sample intervals.

ALS Global performed well on inserted blanks and standards in 2013. We have been advised by ALS Global that there is no evidence of systematic contamination and accuracy is acceptable based on standards in the grade range 0.2 to 2.6 g/t gold.

Blasthole samples are assayed at the on-site mine laboratory operated by the Company. The laboratory is well-ventilated, procedures are fully documented, and there are 25 employees to cover operations 24 hours a day and analyze 12,000 samples per month.

Samples are crushed to 85% passing ¼ inch and a 250 gram split is pulverized to 80% passing 106 microns.

Gold is determined by industry-standard fire assay on a 30 gram aliquot with an atomic absorption finish. Silver is analyzed on the same solution and the final silver assays are adjusted for both silver losses in cupellation and for the silver added to improve gold collection. A laboratory review in October 2013 by Analytical Solutions Ltd. recommended changes to the silver assay method to improve precision of the results.

The onsite mine laboratory includes 15% blanks, standards and duplicates for gold determinations. We have been advised by ALS Global that there is no indication of systematic contamination, and accuracy is acceptable for the mine operations. A check assay program and participation in an international round robin are planned for 2014.

Data Verification

The project database has been subject to verification by independent sources, primarily Independent Mining Consultants (“IMC”) and SRK Consulting (“SRK”). The electronic database was first verified by IMC in 2003. The IMC drill hole database has incorporated substantial verification procedures for the data in most of the critical areas. IMC reported that they found that the assay database was consistent with assay certificates. They also reported that there was no evidence of significant contamination of reverse circulation samples during drilling. In 2007, IMC compared the 2007 drilling database with Chemex assay certificates for about 25% of new holes and noted no significant errors. In 2009, IMC was provided with a database of the Company’s 2008 analytical results and the original Chemex assay certificates. The database was validated to the certificates and no problems were noted.

In preparation of the feasibility study, SRK also received the electronic database from the Company which included all of the data verification procedures conducted by IMC, as mentioned previously. SRK performed spot checks on the 2009 drill hole assays by comparing them to the original Chemex assay certificates and noted no exceptions.

Exploration and Development

The 2013 exploration program followed up on identified two new discoveries from 2012 that are directly on trend of the open pit as well as the extension of the previously identified north west zone located approximately 50 metres northwest of the open pit. The Rono zone is approximately 600 metres northwest of the open pit and the Loma Prieta zone is approximately 1.2 kilometres southeast from the ultimate pit boundary.

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During 2013, the Company completed 45,697 metres of reverse circulation drilling and 980 metres of diamond core holes. The drilling program within the current open pit has intersected a new type of mineralization below the ultimate open pit bottom floor, which is a higher grade than the current reserve grade. Drilling outside of the open pit focused on the northwest and southeast extension, within the Rono and Loma Prieta targets. Detailed drill results are included in the Company’s September 12, 2013 press release.

Drill Results

On June 28, 2013, the Company completed an option/joint venture agreement with Highvista Gold Inc. to explore approximately 11,600 hectares of claims located to the northwest of the open pit that provides access to an additional 15 to 20 kilometres of the El Chanate fault. The agreement grants AuRico the option to earn a 51% undivided interest in the El Chanate Extension by incurring an aggregate of $3,000,000 in exploration expenditures over the next three years. The Company can earn a further 19% interest (bringing its aggregate interest to 70%) by funding the preparation of a feasibility study or prefeasibility study on the property.

The exploration plan for 2014 is to continue with mapping, aeromagnetic geophysical, geochemical and drilling along the property.

On June 13, 2013, the Company signed an option agreement with Minera Goldzone S.A. de C.V. to acquire a 100% interest in the Las Lajas Project, an 8,145 hectare property consisting of 6 contiguous mining concessions located in southern Sonora State, Mexico. Field work during 2013 consisted of twelve bulldozer trenches (1,277 metres) in two areas. This work is ongoing and a drilling program will be initiated toward the end of the first quarter of 2014.

Mining Operations

El Chanate is an open pit mining and heap leach processing operation. Ore is hauled, via a mining contractor, by truck from the pit to the crushing plant. The recovery of gold is achieved through the heap leaching process. Under this method, ore is placed on impermeable leach pads where it is treated with an alkaline cyanide bearing solution, which dissolves gold and silver contained within the ore. The resulting “pregnant” solution is further processed in a plant where the gold and silver is recovered. The processing is a closed circuit, zero-discharge operation where solution is continuously re-used. The smaller of the four ADR processing plants was purchased used and refurbished by the Company. Recent mobile equipment additions and all other equipment and infrastructure at El Chanate were new when procured. Management continuously analyzes production results and considers improvements and modernizations as deemed necessary.

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In 2010, the Company engaged an independent consultant with respect to heap leaching optimization, which has resulted in recommendations to increase the barren solution flow to the leach pad, increase the pregnant solution flow to the recovery plant, and redirect the low grade solution to the leach pads. When fully implemented, these operational changes combined with the agglomeration with cement and barren solution resulted in improvements in leaching time.

In April 2011, after the acquisition by AuRico, an expansion plan was executed which included the following improvements:

  Changing the crusher liners from fine to medium coarse resulting in lower power consumption, and higher crushing capacity, while the 3/8” crush size obtained an average P80 of 0.24 to 0.29”. The further installation of programmable logic controls resulted in approximately a 40% increase in the crushed tonnage.

  Belts were sped up by 20% to allow adequate conveying, while a heavy duty conversion of the entire conveying system resulted in an additional 25% productivity improvement and higher reliability. The newly installed programmable logic controls included an automated start and stop capability which together with a new stacker and its 10 metre lifts greatly reduced the duration of any occurring production interruptions.

  New leach pads were added as well as a third ADR plant to accommodate the higher productivity rates while pumped solution volume was augmented to ensure that the incremental tonnage deposited on the leach pads could be leached with identical or better cyanide solution to ore ratios ensuring leach kinetics and recovery in 2012.

  As area and pumped volume increased, an intermediate pond was added to improve cyanide solution to ore ratios and improving the head grade to the ADRs.

  In order to leach the increased tonnages deposited on the leach pads, the original single 8” water supply piping was replaced with 16” piping in 2012, thus doubling available water volume and reducing power consumption per m3 by 50%. Prior to this, the Company had procured additional water rights that enabled the drilling of another water supply well.

During the first quarter of 2013, the Company expanded its leach pad capacity, completing phase 7 of its leach pad expansion, while during the fourth quarter, a new set of 5 CIC columns each with 6 tons of carbon were added to the circuit, to reduce the gold in heap solution inventory, improving efficiency and redundancy in the operation and maintenance of the ADR process plant.

The focus during 2014 will be the continuous improvement cycle in safety, operational efficiencies and reliability of key processes in all key areas: mine operation, crushing productivity, ADR performance, leach pad recoveries, cost reductions and minimal capital expenditures. In addition, the site will focus on continuous improvement initiatives relating to ore fragmentation, screening, crushing and conveying reliability and availability, ADR process control, leach pad irrigation management, as well as a number of cost reduction initiatives.

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Leach Pad Process

Kemess Underground Project

The Kemess Underground project is a gold and copper project located in northern British Columbia, Canada. The project is located six kilometers north of the former Kemess South open pit mine, which was in operation from 1998 to 2011. Previously called Kemess North, it has been renamed Kemess Underground to distinguish from the project that was previously proposed. On March 25, 2013, the Company released the results of a feasibility study on the Kemess Underground project which added 1.8 million gold ounces and 619 million pounds of copper to mineral reserves. Hereinafter, references to work completed by the Company with respect to Kemess includes work completed by Northgate prior to the acquisition by AuRico in October 2011.

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Kemess Property Location

Property Description and Location

The Kemess property is situated in north-central British Columbia approximately 430 kilometres northwest of Prince George at 57°02' north latitude, 126°47' west longitude on National Topographic Map 94/E2. The Kemess property consists of four mining leases (Numbers 354991, 410732, 410741 and 524240), 57 cell and legacy mineral claims (located under the Mineral Tenure Act (British Columbia) and regulations relating thereto) and one surface rights license, collectively covering 32,610 hectares (80,580 acres). The Kemess South Mining Lease #354991 is valid until September 15, 2027 at which time it may be renewed for another 15 years. Leases #410732 and #410741 are valid until September 29, 2034 and renewable at that time. Lease #524240 is valid until December 22, 2035, and is renewable at that time. Collectively these surface and mineral rights are sufficient for conducting all mining operations, processing facilities and ancillary infrastructure at Kemess, as evidenced by the history of operations since 1998.

The Kemess mine is in compliance in all material respects with applicable provincial and federal environmental requirements. With respect to future site reclamation and closure costs, the Company regularly updates its estimates of future expenditures. The exact nature of environmental control concerns, if any, that may be encountered in the future cannot be predicted with certainty, as current environmental regulations and requirements may change. As at December 31, 2013, a $16.4 million accrued reclamation obligation remained.

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Permits

Most of the permits previously in place for the Kemess South operation are still in good standing including road use, power line, explosives, camp related and mill related such as nuclear gauge and boiler permits. Some of the key permits to be obtained include a new mining permit, and an amendment to the existing permit to deposit tailings into the exhausted open pit, PE 15335, to allow the construction of a tailings dam to increase the tailings capacity. The mining permit covers the operation of the facility during production as well as the eventual closure and reclamation of the site.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

The Kemess mining and milling complex is located in the mountains of north-central British Columbia at an elevation of 1,350 metres. Personnel access the mine by plane via Prince George (approximately 430 kilometres to the southeast), Smithers, Williams Lake, Kelowna, Kamloops and Vancouver with flight service available from Monday through Thursday. Road access to the mine is from Mackenzie, BC, and this is the means by which supplies and concentrates were hauled to and from the mine. Power at the site is available directly from the BC Hydro grid, the British Columbia power authority, via a 380 km power line owned by the Company. Adequate water for the mine is available from local surface and ground water.

The climate is generally moderate, although snow can occur during any month. Temperatures range from -35° to 30°C and average annual precipitation amounts to 890 mm. The Kemess mine belongs to the following physiographic subdivision of British Columbia, arranged in ascending hierarchy of units: Swannell Ranges, Omineca Mountains, Central Plateau and Mountain Area, Interior System and Canadian Cordillera. Two biogeoclimatic zones occur in the Kemess mine area, according to biogeoclimatic maps of the Toodoggone River 94E and McConnell Creek 94D map sheets. The mild, cool Spruce-Willow-Birch zone occupies the lower elevations between 1,200 metres and 1,500 metres. Most of the mine is within this zone. The Alpine Tundra parkland subzone occupies the higher elevations in the mine area.

History

Pacific Ridge Resources Ltd. (“Pacific Ridge”) staked the area of the Kemess South deposit in 1983. Exploration programs were subsequently carried out by Pacific Ridge and Anaconda Canada Ltd. (“Anaconda”) in 1984; St. Philips Resources Inc. (“St. Philips”) in 1988 and the Kemess South Joint Venture between El Condor Resources Ltd. (“El Condor”) and St. Philips from 1990 to 1993. In 1991, Rio Algom Explorations Inc. (“Rio Algom”) acquired claims adjoining the west and south sides of the Kemess South Joint Venture claim holdings.

The initial work on the property by Pacific Ridge and Anaconda consisted of a limited diamond drilling program to test a gold-copper-molybdenum soil geochemical anomaly. This drilling identified porphyry style gold-copper-molybdenum mineralization, but grades were considered too low and the property was dropped. St. Philips carried out IP surveys, geochemical surveys and reverse circulation drilling, which marginally expanded the mineralized area. The Kemess South Joint Venture completed a major delineation diamond drilling program and various ancillary works, including IP and geochemical surveys. In 1992, Rio Algom drilled five holes totaling 1,745 metres to further delineate the deeply buried western extension of the Kemess deposit. In late 1993 the Kemess South Joint Venture acquired the claims held by Rio Algom. By the end of 1993 a total of 26,314 metres of diamond drilling in 156 holes had outlined a substantial gold-copper deposit that was amenable to open pit development.

In 1994 the Kemess South Joint Venture conducted a 9-hole, 1,867 metres in-filling drilling program. In 1996, Royal Oak Mines Inc. (“Royal Oak”) acquired the Kemess property and drilled 22 due diligence holes totaling 3,316 metres. In 1998 Royal Oak commenced operations from the Kemess ore body. These operations went into receivership in 1999. In 2000, the Company bought the property out of receivership and has operated the property since that time.

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Geological Setting

Kemess occurs at the southern end of the Toodoggone mining camp, which describes a collection of occurrences and deposits found in Mesozoic volcanic rocks. The area is known for its copper-gold porphyry deposits and low sulphidation epithermal gold-silver vein deposits.

The oldest rocks in the belt are Permian marine and volcanic rocks, which are disconformably overlain by basalt dominated volcanic rocks of the middle Triassic Takla Group, which are in turn unconformably overlain by lower-middle Jurassic Hazelton Group volcanic rocks.

Intrusive rocks are prevalent in the area and have been categorized as late Triassic Alaskan type ultramafics such as pyroxene diorite, hornblende gabbro, and pyroxenite. Economically more significant are the early Jurassic intrusives of the Black Lake suite, which are granodiorite, hornblende diorite, pyroxene quartz diorite, quartz monzonite, and quartz monzodiorite.

The Mesozoic volcanic assemblages form upright, shallowly dipping to flat-lying sequences crosscut by high angle north to northwest trending faults. Significant dextral strike-slip features bound the eastern margin of the belt.

More local to Kemess Underground are north-northwest normal block fault structures. Thrust faulting is present in the district and is interpreted as Eocene or younger.

The district represents the results of three superimposed volcanic arc building stages that began in the upper Paleozoic. Marine volcanic and sedimentary successions dominated until the lower-middle Jurassic, when continental, quartz normative volcanism began with the deposition of the Hazelton Group-Toodoggone Formation sequences. The plutonic rocks of the Black Lake suite are coeval with the Toodoggone sequence and are likely co-magmatic. Block faulting has juxtaposed panels of varying depth into the magmatic and volcanic systems.

The Kemess Underground area is underlain by upper Triassic (Takla Group) andesite/basaltic volcanics and to a lesser extent lower Jurassic (Toodoggone Formation) dacitic fragmental volcanics.

Stocks, dykes, and possible sills of quartz monzonite/quartz diorite composition have intruded the Takla succession and are also lower Jurassic in age. The deposit area is transected by steeply dipping north to northwest trending normal faults. A laterally extensive, shallow dipping to flat lying, highly fractured, and altered broken zone occurs at or close to the surface in the area of the deposit. The figure below shows the district geology, major intrusive masses, and disposition of the district’s deposits.

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Kemess Underground Geology

620000 mE
630000 mE
Al and Lawyers
6360000 mN
6350000 mN
6340000 mN
Sofia
Griz-Sickle
Baker
Shasta
Pine
Kemess North
Kemess South
Fort Nelson
Toodoggone district
Prince Rupert
Prince George
Vancouver
300 km
N
0
5
10
kilometers
SYMBOLS
Kemess North study area
Toodoggone deposits
epithermal
porphyry
fault
normal fault
thrust fault
LITHOLOGIES
UPPER TOODOGGONE FORMATION
BELLE, PILLAR, GRAVES, QUARTZ LAKE MEMBERS
LOWER TOODOGGONE FORMATION
SAUNDERS MEMBER
METSANTAN MEMBER
DUNCAN MEMBER
HAZELTON GROUP
EARLY JURASSIC
BLACK LAKE INTRUSIVE SUITE
MIDDLE TRIASSIC
TAKLA GROUP
MID-PENNSYLVANIAN TO LOWER-PERMIAN
ASITKA GROUP

Exploration

The early exploration work in the area identified a porphyry target, but it wasn’t until deep drilling in 2001 that significant gold and copper grades were located. Since 2001 exploration has been directed at expanding the resource base in what was historically viewed as an open pit project.

Because the target is deep, surface geological mapping and surface geochemical techniques add little geological understanding. Likewise, surface and airborne geophysical exploration have contributed little.

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Since the last work by El Condor in 1992, there were no surface soil or rock sampling or trenching at Kemess Underground. Surface work has been confined to access road and drill site construction.

The procedures followed in the field and through the interpretation stage of exploration have met professional standards. From 2001 to the present day, there has been continuity in personnel both in the field, in the laboratories, and with the data interpretation.

Exploration planned for 2014 includes a $5.0 million, 18,000 metre, drilling program to further explore and define the Kemess East underground target directly adjacent to the deposit defined in the Kemess Underground Feasibility Study. No mine development activities are planned for 2014.

Mineralization

Gold-copper mineralization forms an inclined tabular zone that is centred on the East Cirque porphyritic monzodiorite, which from structural contours, strikes east-west and dips 20° to the south. The quartz diorite/quartz monzonite intrusive exhibits an irregular upper contact with various peaks and troughs. The general east west strike and shallow south dip geometry is consistent for over 400 m (10660E to 10180E). Between 10260E and 10160E the tabular morphology disappears and the monzonite occurs as wide dykes (10–100 m) within the Takla volcanics. The change in geometry for the monzonite could be due to the effects of cross faulting that have down dropped the tabular upper contact present in the East Cirque, or the rheologic conditions during intrusion changed going towards the west whereby steep fracture infilling was preferred over stopping.

Alteration and mineralization is associated with and zoned both vertically and laterally from the quartz diorite/quartz monzonite intrusive and its associated dykes intersected at depth beneath the Central and East Cirques.

Drilling

Since May 2000, there have been ten summer drill programs completed in the Kemess Underground area. Various diamond drilling contractors based out of Smithers, British Columbia completed this work.

At peak activity up to four drill rigs were used on the property; three on skids and one helicopter portable. Three Hy-Tech diamond drills completed the most recent program in 2011, which accounted for 19 drill holes and 6,169 m.

The Kemess Underground project is approximately 1,050 m in an east-west direction and 610 m north-south and over 600 m vertical. For the most part, the drill hole spacing is less than 100 m and became quite well covered with the additional 2010 and 2011 holes.

The current Kemess Underground resource database contains 146 drill holes for a total of 67,157m and an average length of 460m, with the majority in the 200–600m range. There are a few short holes less than 100m, while the deepest hole is 1,206m.

The broken zone, which presents challenging drilling conditions, covers much of the property. Historically, drilling an HQ diameter hole (63.5 mm core) to act as a casing for NQ (47.6 mm core), which usually was used to complete the hole, solved the problem. In rare instances reduction to BQ (36.5 mm core) was necessary to reach target depth. The core recovery is very high with an average of approximately 70% in the broken zone and approximately 100% in the remainder.

In 2004, a test was conducted to compare assay results from holes with steep angles to holes with shallow angles. At that time, 29 holes were drilled at shallow angles (less than –60º) so that oriented core could be obtained to assist with the geotechnical program. It was found that there is no significant grade variation between the two data sets. Because the shallow angle holes tested various different directions, it appears likely that there is no preferred vein orientation in the deposit that could be missed with steep drilling.

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Sampling Method and Approach

Pre-2001 drilling was not deep enough to test the higher-grade zones under consideration for Kemess Underground project. Consequently, since 2001, drilling is the most important exploration activity carried out at Kemess Underground and forms the basis of the mineral resource. More than 75% of the assays have been completed since 2001.

Samples from the Kemess Underground project are totally drill core based; there are no trench or grab samples in the database.

A sampling program for the project was developed prior to the 2002 exploration season. The same program was carried forward to the 2003 and 2004 seasons, and continued into the 2010 program. The QA/QC program established in 2002, and continued in subsequent seasons, included at site insertion of blind duplicate, blank, and standard samples.

Sample intervals were determined by a staff geologist according to lithology, and ranged from 0.3 to 2.0 m, with the average length of samples being 1.92 m. Because of the low-grade nature of the mineralization and difficulty determining potential ore from non-ore material, the entire drill hole is sampled. Once in a uniform rock type, sample spacing was generally 2.0 m. The maximum 2.0 m sample length was seleceted so that more detail could be gained concerning the local variability of grade. As well, the 2.0 m core length provides a representative sample weight for NQ core (47.6 mm diameter). For HQ core (63.5 mm diameter), a maximum sample length of 1.5 m was applied.

Drill core was logged by a small team of geologists and split using a rock saw or hydraulic splitter. Samples were collected by staff technicians and then passed through a primary crusher. During the 2002 program, a portable sample preparation lab was leased from ALS Minerals, formerly ALS Chemex (“ALS”). For the 2003 program, a sample-bucking facility was built near the camp area and run under supervision of Kemess’ Chief Assayer during the subsequent programs.

Sample Preparation, Analyses and Security

Core samples were dried and then crushed to 80% passing 10 mesh at the mine site. Each sample was riffled twice with one split being retained at the mine, and a 250 g sample sent by air and courier to ALS analytical laboratory in North Vancouver. The remainder of the sample was discarded. In 2008 a pulverizer was added to the preparation process at Kemess and pulps were submitted for analysis for both 2008 and 2010 programs.

At ALS, the –10 mesh samples (pre-2008) were pulverized to 85% passing 75 µm (PUL-22) prior to assay. Both Kemess and ALS prepared pulps were assayed for a suite of 35 elements including iron using an aqua regia digestion and inductively coupled plasma atomic emission spectroscopy (ICP-AES; ME-ICP61, ME-ICP41) on a one gram sub-sample. Copper analysis was completed by atomic absorption spectrometry, following a triple acid digestion. Gold analysis was completed by standard one assay ton fire assay with atomic absorption finish.

In total, excluding quality control samples, 32,506 samples comprise the entire Kemess Underground database. Since 2000, 28,498 samples have been submitted to ALS for copper and gold analyses which represent more than 87% of all the analyses. Since 2003, silver has been analyzed for by multi-element Inductively Coupled Plasma (“ICP”) package provided by ALS. There are 16,016 silver assays in the Kemess Underground database.

The remaining 12% of the assay work was carried out by various labs. Historical records of the sampling, analysis, and security of this earlier work are not available. Most of this work is for shallow drilling and is not particularly relevant to the Kemess Underground project.

ALS laboratories are accredited ISO 9001-2008 by QMI and the North Vancouver Laboratory is accredited ISO 17025-2005 by the Standards Council of Canada for a number of specific test procedures, including the method used to assay samples submitted by AuRico. ALS also participates in a number of international proficiency tests, such as those managed by CANMET and Geostats.

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The portion of sample retained at the mine site was kept in a plastic bag with a sample tag and stored in a plastic pail. The portion of the sample sent to the laboratory was placed in a plastic bag with a sample tag, shipped in a plastic pail with two security tags and the pail top was sealed and taped. A submission sheet was sent along with each pail of samples that included the name of the sample preparation person, the date, the sample numbers, the number of samples, and the numbers of the security tags.

There is a core storage site near Kemess Lake that serves to archive all the drilling on the project. The remaining half cores are still in core boxes and are available for geology reviews as well as check assays. In addition all coarse rejects are stored at the same site in plastic pails while pulps are stored in sea containers near the exploration office above camp.

Work completed by Kemess employees included core logging, sample layout, sample splitting, and preliminary sample preparation. A professional geologist oversaw all of the work from core logging to sample splitting, while the Chief Assayer at the mine oversaw the preliminary sample preparation and shipping.

Quality Control and Quality Assurance

Blank samples, material with very low concentrations of copper and gold, were used to test for contamination of samples. Rocklabs Certified Reference Material was used as quality control standard samples to monitor accuracy. Duplicate samples were used to monitor and measure preparation and analytical precision. In total, 1,536 samples were submitted for quality control purposes as blind blanks, standards, or duplicates. This represents approximately one in every 26 samples, or 3.9% of the samples collected 2002 through 2011 from all areas of exploration drilling on the Kemess property. Quality control information was recorded by geologists, core samplers, and sample preparation staff. This triple-redundancy data capture was used to identify and eliminate data entry errors.

Evaluation of gold and copper analyses of quality control blanks of barren looking Hazelton rocks indicates that no significant or systematic contamination or laboratory error occurred during the course of the 2002–2011 programs.

Evaluation of 2002-2011 quality control samples indicates that the gold and copper assay results for the Kemess Underground drilling programs are sound and accurate and in the Company’s opinion are therefore suitable for use in resource and reserve estimations.

Data Verification

In late June 2011, the Company completed a 5% audit of the Kemess Underground resource database to verify that analytical results have been entered correctly into the drill hole database used to prepare the February 2011 mineral resource estimate. The audit process and results identified no material issues.

The 5% audit showed no significant errors from the resource area regarding the recording of tabulated analytical data. The analytical database for the 2011 resource has been verified and can be relied upon for resource estimation

Mine Development and Mine Plan

There is currently no mine development on site. The 2013 feasibility study undertaken by SRK Consulting (Canada) Inc., determined positive economics for a 9.0 million tonne per annum block cave underground mine. A technical report in compliance with NI 43-101 dated April 1, 2013 has been filed on SEDAR.

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Highlights of the feasibility study, which employs base case commodity price assumptions of $1,300 per ounce for gold, $3.00 per pound for copper and $23 per ounce for silver and a USD/CAD exchange rate of 1:1 are as follows:

  Average annual production of 105,000 ounces of gold and 44 million pounds of copper at a net cash cost of $213 per ounce of gold, net of by-product credits.

  A total of 1.3 million ounces of gold and 563 million pounds of copper production over an approximate 12-year mine-life.

  Pre-commercial production capital cost of $452 million, and an approximate five year construction and ramp-up period.

  Sustaining capital costs of $181 million during the life of the mine, including $35 million in closure costs.

  Pre-tax operating cash flow of $1.1 billion.

  After-tax net present value of $134 million based on a 5% discount rate.

  After-tax internal rate of return of approximately 10% with a 3.5-year payback on the initial capital cost from the start of commercial production.

  The envisaged Kemess Underground block cave operation would leverage the existing infrastructure and mill facilities at the Kemess South mine, including a permitted area for tailings storage in the Kemess South open pit.

The Company intends to pursue strategies at Kemess that enhance intrinsic value, such as permitting and additional exploration outside existing reserves, to further develop the optionality of this asset.

Mining Operations

There are currently no mining operations at site and on site activities are restricted to care and maintenance until a time at which a decision is made to proceed with the development and production of the Kemess Underground mine.

Other Mineral Properties

Orion Project

The Orion project is a joint venture between AuRico and Minera Frisco S.A. de C.V. (“Minera Frisco”) that was formed in 2012 when AuRico sold the Ocampo mine to Minera Frisco. Prior to this transaction, the property was held on a 100% basis by AuRico, subsequent to the acquisition of Capital Gold.

The project is located in the Motaje mining district in the Municipality of Acaponeta, Nayarit, Mexico at 22°25’ north latitude; 105°16’ west longitude. Geologically, it lies in the prolific Sierra Madre Occidental, which hosts numerous multi-million ounce gold-silver deposits. With a total area in excess of 110,000 hectares the Project is one of the larger contiguous concessions in the Sierra Madre.

Orion is well situated having excellent infrastructure including a railroad, major power transmission line and the Pan American Highway crossing through the property. The topography is characterized by moderate relief with a series of northwest trending ridges the elevation of which vary between 100 metres above sea level and 300 metres above sea level. The general climate in the region is warm and sub-humid with a distinct rainy season between June and September, which commonly extends through October. Exploration work can be carried out year round.

The area has a documented history of exploration and small scale mining that can be traced back to the early 1800’s. Recent work on the property defined a gold and silver mineral resource estimate that is documented in a NI 43-101 Preliminary Economic Assessment dated February 1, 2010 and available on SEDAR. Resources estimated from that report are included in AuRico’s Mineral Reserve and Mineral Resource table under the Mineral Properties section of this AIF.

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The mineralized system is a low sulfidation epithermal vein system that is partially exposed along east-west fracture systems. Mineralized veins form two discrete mineralized corridors separated by about two km. The southern mineralized corridor includes the Animas/Del Norte veins and the Pantaleona, San Francisco and La Estrella veins, which generally dip to the north. The La Estrella structure is a northwest striking splay off the Del Norte vein. The northern corridor includes the El Rey, La Escondida, El Carmen, Bonanza 1 veins, which generally dip to the south and includes the previously producing Bonanza mine, which is in a mining concession internal to the Company’s land package.

Grassroots Exploration and Corporate Development

In addition to its operating mines and advanced exploration projects described above, grassroots exploration is an important part of the Company’s growth strategy. As part of its development strategy, the Company will consider staking or acquiring additional mining claims and properties, where such transactions are economically and strategically justified. From time to time, the Company also enters into confidentiality agreements with mining companies or individual prospectors to assess potential business relationships.

DIVIDENDS

On January 4, 2014, the Company announced the declaration of a dividend of $0.04 per share, which was paid on January 29, 2014 to shareholders of record at the close of business on January 14, 2014.

On September 17, 2013, the Company announced the declaration of a dividend of $0.04 per share, which was paid on October 29, 2013 to shareholders of record at the close of business on October 11, 2013.

On July 3, 2013, the Company announced the declaration of a dividend of $0.04 per share, which was paid on July 29, 2013 to shareholders of record at the close of business on July 15, 2013.

On March 25, 2013, the Company announced the declaration of a dividend of $0.04 per share, which was paid on April 18, 2013 to shareholders of record at the close of business on April 4, 2013.

On June 11, 2013, the Company announced a dividend reinvestment plan, which commenced with the July 2013 dividend. Common shares issued under this plan will be issued at a 5% discount from the average market price of the common shares over the five day period preceding the relevant dividend payment date. The discount may be adjusted at a future date, but cannot exceed 5%.

Commencing in 2014, the Company’s dividend will be linked to operating cash flow, whereby the Company intends to pay out 20% of the operating cash flow generated in the preceding quarter. The payment of any dividends will be reviewed periodically by the Company’s directors and will depend upon, among other things, conditions then existing, including earnings, financial condition and capital requirements, restrictions in financing agreements, business opportunities and conditions and other factors.

DESCRIPTION OF CAPITAL STRUCTURE

Set forth below is a description of the Company’s share capital. The following statements are brief summaries of, and are subject to the provisions of, the articles of amalgamation and by-laws of the Company and the relevant provisions of the OBCA.

The Company’s authorized capital consists of an unlimited number of common shares without nominal or par value. A total of 247,983,891 common shares are issued and outstanding (260,085,774 common shares on a fully diluted basis) as at the date of this AIF.

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Each common share ranks equally with all other common shares with respect to dissolution, liquidation or winding-up of the Company and payment of dividends. The holders of common shares are entitled to one vote for each share of record on all matters to be voted on by such holders and are entitled to receive pro-rata, such dividends as may be declared by the directors of the Company out of funds legally available therefore and to receive, pro-rata, the remaining property of the Company on dissolution. Common shares do not provide holders pre-emptive or conversion rights. The rights attaching to the common shares can only be modified by the affirmative vote of at least two-thirds of the votes cast at a meeting of shareholders called for that purpose.

The Company also has stock options, restricted share units, deferred share units, performance share units and convertible senior notes outstanding. See the notes to the Company’s audited consolidated financial statements for the year ended December 31, 2013 for additional information regarding these securities.

On August 19, 2010, the Company implemented a shareholder rights plan to provide the Board of Directors with more time to consider alternatives in the event of a takeover bid for the common shares of AuRico. Once put in place, Canadian securities law requires that the rights plan be reconfirmed by shareholders every 3 years. On May 13, 2013, shareholders extended this shareholder rights plan for another 3 year term. A copy of the rights plan is available under the Company’s profile on SEDAR at www.sedar.com.

MARKET FOR SECURITIES

The common shares of the Company have been listed and posted for trading on the Toronto Stock Exchange (the “TSX”) since February 18, 2000. The common shares trade under the trading symbol “AUQ”. The common shares of the Company have been listed and posted for trading on the New York Stock Exchange (the “NYSE”) since October 13, 2008. The common shares trade under the trading symbol “AUQ”. The following table sets forth the high and low trading prices and trading volume of the common shares as reported by the TSX and NYSE for the periods indicated:

Trading Price and Volume

	TSX			NYSE
	High	Low	Volume	High	Low	Volume
	Price	Price		Price	Price
	(C$)	(C$)		(US$)	(US$)
February, 2014	5.79	4.97	12,444,420	5.22	4.48	47,237,046
January, 2014	5.40	3.90	20,021,479	4.83	3.66	64,413,349
December, 2013	4.18	3.64	10,027,185	3.94	3.41	45,877,937
November, 2013	4.55	3.79	8,448,724	4.34	3.63	36,458,975
October, 2013	4.63	3.62	11,231,154	4.40	3.49	64,260,394
September, 2013	4.57	3.86	12,108,528	4.44	3.74	80,436,005
August, 2013	5.39	4.23	18,850,196	5.24	4.09	65,726,688
July, 2013	5.38	4.55	11,613,672	5.22	4.33	60,526,400
June, 2013	5.63	4.30	10,642,088	5.50	4.11	52,783,576
May, 2013	5.35	4.40	16,010,538	5.21	4.28	52,419,738
April, 2013	6.27	4.74	19,700,002	6.17	4.60	78,283,461
March, 2013	7.03	6.17	18,505,374	6.86	6.02	62,902,988
February, 2013	7.28	6.32	15,457,429	7.27	6.21	61,456,693
January, 2013	8.27	6.96	41,826,700	8.35	6.92	83,202,682

37

Unlisted securities of the Company that were issued in 2013 were options to purchase common shares in the Company, Deferred Share Units (“DSUs), Performance Share Units (“PSUs”), and Restricted Share Units (“RSUs). Each vested unit entitles the holder to one common share of the Company.

The number of options, issue dates, and exercise prices were as follows:

	Exercise
	Price per	Number of
Date of Grant	Security	Options
	(CAD$)
January 17, 2013	$8.05	30,000
January 21, 2013	$7.92	200,000
February 7, 2013	$7.08	633,476
May 6, 2013	$5.06	15,000
November 26, 2013	$3.99	30,000
December 13, 2013	$4.02	2,342,703

The number of DSUs, PSUs, and RSUs, grant dates, and market price at time of grant are as follows:

		M arket Price at
Date of Grant	Award Type	Grant Date	Number of
		(CAD$)	Units
January 17, 2013	Deferred Share Units	$7.83	1,703
April 16, 2013	Deferred Share Units	$6.21	40,226
May 13, 2013	Deferred Share Units	$6.30	1,427
July 1, 2013	Deferred Share Units	$4.42	21,454
July 29, 2013	Deferred Share Units	$4.88	2,088
October 29, 2013	Deferred Share Units	$4.18	2,597
April 12, 2013	Restricted Share Units	$6.21	86,894
April 18, 2013	Restricted Share Units	$6.21	559
July 1, 2013	Restricted Share Units	$4.42	18,061
July 29, 2013	Restricted Share Units	$4.42	948
October 29, 2013	Restricted Share Units	$4.42	1,059
December 13, 2013	Restricted Share Units	$4.02	248,625
February 7, 2013	Performance Share Units	$7.08	115,114
April 18, 2013	Performance Share Units	$7.08	741
July 29, 2013	Performance Share Units	$7.08	1,041
October 29, 2013	Performance Share Units	$7.08	1,163
December 13, 2013	Performance Share Units	$4.02	229,975

RISK FACTORS

You should carefully consider the risks and uncertainties described below as well as the other information contained and incorporated by reference in this AIF. These risks and uncertainties are not the only ones faced by the Company. Additional risks and uncertainties not presently known to us or that we currently consider immaterial may also impair our business operations. If any of these events actually occur, our business, prospects, financial condition, cash flows and operating results could be materially harmed. Before deciding to invest in securities of the Company, investors should consider carefully such risks and uncertainties.

38

Forecasts of future production are estimates based on interpretation and assumptions and actual production may be less than estimated.

The Company prepares estimates of future production for its operating mines. The Company cannot give any assurance that it will achieve its production estimates. The failure of the Company to achieve its production estimates could have a material and adverse effect on future cash flows, profitability, results of operations and financial condition. These production estimates are dependent on, among other things, the accuracy of mineral reserve estimates, the accuracy of assumptions regarding ore grades and recovery rates, ground conditions, physical characteristics, of ores, such as hardness and the presence or absence of particular metallurgical characteristics and the accuracy of estimated rates and costs of mining and processing.

The Company’s actual production may vary from its estimates for a variety of reasons, including: actual ore mined varying from estimates of grade, tonnage, dilution and metallurgical and other characteristics; short-term operating factors such as the need for sequential development of orebodies and the processing of new or different ore grades from those planned; mine failures, slope failures or equipment failures; industrial accidents; natural phenomena such as inclement weather conditions, floods, droughts, rock slides and earthquakes; encountering unusual or unexpected geological conditions; changes in power costs and potential power shortages; shortages of principal supplies needed for operation, including explosives, fuels, chemical reagents, water, equipment parts and lubricants; labour shortages or strikes; civil disobedience and protests; and restrictions or regulations imposed by government agencies or other changes in the regulatory environments. Such occurrences could result in damage to mineral properties, interruptions in production, injury or death to persons, damage to property of the Company or others, monetary losses and legal liabilities. These factors may cause a mineral deposit that has been mined profitably in the past to become unprofitable, forcing the Company to cease production. It is not unusual in new mining operations to experience unexpected problems during the start-up phase. Depending on the price of gold or other minerals, the Company may determine that it is impractical to commence or, if commenced, to continue commercial production at a particular site.

The Company prepares estimates of operating and capital costs for each operation and project and no assurance can be given that such estimates will be achieved.

The Company prepares estimates of operating costs and/or capital costs for each operation and project. No assurance can be given that such estimates will be achieved. Failure to achieve cost estimates or material increases in costs could have an adverse impact on future cash flows, profitability, results of operations and financial condition.

AuRico’s actual costs may vary from estimates for a variety of reasons, including: actual ore mined varying from estimates of grade, tonnage, dilution and metallurgical and other characteristics; short-term operating factors relating to the ore reserves, such as the need for sequential development of orebodies and the processing of new or different ore grades; revisions to mine plans; risks and hazards associated with mining; natural phenomena, such as inclement weather conditions, water availability, floods, and earthquakes; and unexpected labor shortages or strikes. Costs of production may also be affected by a variety of factors, including: changing waste-to-ore ratios, ore grade metallurgy, labor costs, cost of commodities, general inflationary pressures and currency exchange rates.

39

Changes in the market price of gold and, to a lesser extent, silver and copper, which in the past have fluctuated widely, may affect the profitability of the Company’s operations and financial condition.

The Company’s profitability and long-term viability depend, in large part, upon the market price of gold and other metals that may be produced from its properties. The market price of gold and other metals is volatile and is impacted by numerous factors beyond the Company’s control, including:

  expectations with respect to the rate of inflation;
  the relative strength of the U.S. dollar and certain other currencies;
  interest rates;
  global or regional political or economic conditions;
  supply and demand for jewellery and industrial products containing metals;
  costs of substitutes;
  changes in global or regional investment or consumption patterns;
  inventory carrying costs;
  increased production due to new mine developments and improved mining and production methods;
  metal stock levels maintained by producers and others; and
  sales by central banks and other holders, speculators and producers of gold and silver and other metals in response to any of the above factors.

There can be no assurance that the market price of gold and other metals will remain at current levels or that such prices will improve. A decrease in the market prices could adversely affect the profitability of the Company’s existing mines and projects as well as its ability to finance the exploration and development of additional properties, which would have a material adverse effect on the financial condition and results of operations. A decline in the market prices of gold, silver or copper may require the Company to write-down mineral reserve and resource estimates and revise life-of-mine plans, which could result in material write-downs of investments in mining properties. Any of these factors could result in a material adverse effect on the results of operations and financial condition. Further, if revenue from gold bullion sales declines, the Company may experience liquidity difficulties. The cash flow generated from mining operations may be insufficient to meet the Company’s operating needs, and as a result it could be forced to discontinue production and could lose its interest in, or be forced to sell, some or all of its properties.

In addition to adversely affecting the Company’s reserve and resource estimates and financial condition, declining metal prices can impact operations by requiring a reassessment of the feasibility of a particular project. Even if a project is ultimately determined to be economically viable, the need to conduct such a reassessment may cause substantial delays and/or may interrupt operations until the reassessment can be completed, which may have a material adverse effect on the results of operations and financial condition.

From time to time the Company may engage in commodity hedging transactions intended to reduce the risk associated with fluctuations in commodity prices, but there is no assurance that any such commodity-hedging transactions designed to reduce the risk associated with fluctuations in metal prices will be successful. Hedging may not protect adequately against declines in the price of the hedged metal. Furthermore, although hedging may protect the Company from a decline in the price of the metal being hedged, it may also prevent it from benefiting from price increases.

Fluctuations in foreign currency exchange rates could significantly affect the Company’s business, financial condition, results of operations and liquidity.

The Company’s operating results and cash flow are significantly affected by changes in the US/Canadian dollar and US/Mexican peso exchange rates. Revenues are denominated in U.S. dollars while most expenses are currently denominated in Canadian dollars and Mexican pesos. Exchange rate movements can therefore have a significant impact on most of the Company’s costs. The appreciation of non-U.S. dollar currencies against the U.S. dollar can increase the costs of production at AuRico’s mines, making these mines less profitable.

40

Gold and other metals are sold throughout the world principally in U.S. dollars. Any significant and sustained appreciation of the Mexican peso and/or Canadian dollar against the U.S. dollar may materially increase the Company’s costs and reduce the profitability of operations.

The Company must continually replace and expand mineral reserves and mineral resources.

The Company must continually replace reserves depleted by production to maintain production levels over the long term. Reserves can be replaced by expanding known orebodies, locating new deposits or making acquisitions. Exploration is highly speculative in nature. AuRico’s exploration projects involve many risks and are frequently unsuccessful. Once a site with mineralization is discovered, it may take several years from the initial phases of drilling until production is possible, during which time the economic feasibility of production may change. Substantial expenditures are required to establish proven and probable reserves and to construct mining and processing facilities. As a result, there is no assurance that current or future exploration programs will be successful. There is a risk that depletion of reserves will not be offset by discoveries or acquisitions. The mineral base of AuRico may decline if reserves are mined without adequate replacement and the Company may not be able to sustain production beyond the current mine lives, based on current production rates.

Changes in the cost of energy and in the prices of commodities used in operations may adversely affect the profitability of the Company’s operations and financial condition.

Mining operations and facilities are intensive users of electricity and carbon-based fuels. Energy prices can be affected by numerous factors beyond the Company’s control, including global and regional supply and demand, political and economic conditions, and applicable regulatory regimes. The prices of various sources of energy may increase significantly from current levels. An increase in energy prices for which the Company is not hedged could materially adversely affect the results of operations and financial condition.

The Company’s production costs are also affected by the prices of commodities consumed or used in operations, such as lime, cyanide and explosives. The prices of such commodities are influenced by supply and demand trends affecting the mining industry in general and other factors outside the Company’s control. Increases in the price for materials consumed in mining and production activities could materially adversely affect the Company’s results of operations and financial condition.

The figures for the Company’s reserves and resources are estimates based on interpretation and assumptions and may yield less mineral production under actual conditions than is currently estimated.

The Company’s mineral reserve and mineral resource estimates are estimates only and no assurance can be given that any particular level of recovery of gold or other minerals from mineral resources or mineral reserves will in fact be realized. There can also be no assurance that an identified mineral deposit will ever qualify as a commercially mineable (or viable) ore body which can be economically exploited. Additionally, no assurance can be given that the anticipated tonnages and grades will be achieved or that the indicated level of recovery will be realized. These estimates may require adjustments or downward revisions based upon further exploration or development work or actual production experience.

Estimates of mineral resources and mineral reserves can also be affected by such factors as environmental permitting regulations and requirements, weather, environmental factors, unforeseen technical difficulties, unusual or unexpected geological formations and work interruptions. In addition, the grade of ore ultimately mined may differ dramatically from that indicated by results of drilling, sampling and other similar examinations. Short term factors relating to mineral resources and mineral reserves, such as the need for orderly development of ore bodies or the processing of new or different grades, may also have an adverse effect on mining operations and on the results of operations. Material changes in mineral resources and mineral reserves, grades, stripping ratios or recovery rates may affect the economic viability of projects. Mineral resources and mineral reserves are reported as general indicators of mine life. Mineral resources and mineral reserves should not be interpreted as assurances of mine life or of the profitability of current or future operations. There is a degree of uncertainty attributable to the calculation and estimation of mineral resources and mineral reserves and corresponding grades being mined or dedicated to future production. Until ore is actually mined and processed, mineral reserves and grades must be considered as estimates only.

41

In addition, the quantity of mineral resources and mineral reserves may vary depending on mineral prices. Extended declines in market prices for gold, silver and copper may render portions of the Company’s mineralization uneconomic and result in reduced reported mineralization. Any material change in mineral resources and mineral reserves, grades or stripping ratios may affect the economic viability of the Company’s projects.

Mineral resources that are not mineral reserves do not have demonstrated economic viability. The SEC does not permit mining companies in their filings with the SEC to disclose estimates other than mineral reserves. However, because the Company prepares its reserve and resource estimates in accordance with Canadian disclosure requirements, it contains resource estimates, which are required by NI 43-101. Mineral resource estimates for properties that have not commenced production are based, in many instances, on limited and widely spaced drill hole information, which is not necessarily indicative of the conditions between and around drill holes. Accordingly, such mineral resource estimates may require revision as more drilling information becomes available or as actual production experience is gained. No assurance can be given that any part or all of mineral resources constitute or will be converted into reserves.

The Company’s operations across different countries subject it to various political, economic and other risks that could negatively impact AuRico’s operations and financial condition.

The Company’s mining operations are currently conducted in Canada and Mexico. As a result of activities in multiple jurisdictions, the Company is exposed to various levels of political, economic and other risks and uncertainties.

Some of the Company’s property interests are located in Mexico and are subject to Mexican federal and state laws and regulations. As a result, the Company’s mining investments are subject to the risks normally associated with the conduct of business in foreign countries. The Company believes the current governments of Mexico and of the State of Sonora (where El Chanate is located) are favorably inclined towards foreign investment and mining generally, however, investors should assess the political risks of investing in a foreign country. Any significant changes to the current regulatory, economic and political climate could adversely impact the affairs of the Company.

The risks of conducting business in a foreign country may include, among others, labor disputes, invalidation of governmental orders and permits, uncertain political and economic environments, sovereign risk, civil disturbances, terrorist actions, war, arbitrary changes in laws or policies, the failure of foreign parties to honor contractual relations, corruption, delays in obtaining or the inability to obtain necessary governmental permits, opposition to mining from environmental or other non-governmental organizations, limitations on foreign ownership, limitations on the repatriation of earnings, limitations on gold exports, instability due to economic uncertainty or inadequate infrastructure, difficulties enforcing judgments obtained in Canadian or United States courts against assets located outside of those jurisdictions, changes to royalty and tax regimes, difficulty complying with the regulatory and legal framework respecting the ownership and maintenance of mineral properties, mines and mining operations, difficulty obtaining key equipment and components for equipment and increased financing costs. In addition, the enforcement of the Company’s legal rights to exploit its properties may not be recognized by a foreign court system. These risks may limit or disrupt the Company’s operations, restrict the movement of funds or result in the deprivation of contractual or property rights. Any variation from the current regulatory, economic and political climate could have an adverse effect on the affairs of the Company.

42

The Company is, and expect to continue to be, dependent on two mines for all of its commercial production.

The Young-Davidson and the El Chanate mines accounted for all of the Company’s commercial production in 2013 and are expected to continue to account for all of its commercial production for the foreseeable future. Any adverse condition affecting mining or processing conditions at Young-Davidson or El Chanate could have a material adverse effect on the Company’s financial performance and results of operations.

The Company requires licenses, permits and approvals from various governmental authorities to conduct its operations, any loss of which could have a material adverse effect on its business.

The Company’s business activities, including mining operations, exploration, development and expansions, require numerous permits and licenses from various levels of governmental authorities. The Company may also be required to obtain certain property rights to access or use certain of its properties. There can be no assurance that all required licenses, permits or property rights which the Company requires for its business activities and mining operations will be obtainable on reasonable terms or in a timely manner, or at all, that such terms may not be adversely changed, that required extension will be granted, or that the issuance of such licenses, permits or property rights will not be challenged by third parties. Delays in obtaining or a failure to obtain such licenses, permits, property rights or extensions thereto, challenges to the issuance of such licenses, permits or property rights, whether successful or unsuccessful, changes to the terms of such licenses, permits or property rights, or a failure to comply with the terms of any such licenses, permits or property rights that the Company has obtained, could have a material adverse impact on the Company.

In order for the Company to carry out its mining activities, the Company's exploitation licences must be kept current. There is no guarantee that the Company's exploitation licences will be extended or that new exploitation licences will be granted. In addition, such exploitation licences could be changed and there can be no assurances that any application to renew any existing licences will be approved. The Company will also have to obtain and comply with permits and licences which may contain specific conditions concerning operating procedures, water use, waste disposal, spills, environmental studies, abandonment and restoration plans and financial assurances. There can be no assurance that the Company will be able to comply with any such conditions.

The Company cannot guarantee that title to its properties will not be challenged.

Title insurance is generally not available for mineral properties and the Company’s ability to ensure that it has obtained secure claim to individual mineral properties or mining concessions may be severely constrained. The Company’s mineral properties may be subject to prior unregistered agreements, transfers or claims, and title may be affected by, among other things, undetected defects. A successful challenge to the precise area and location of these claims could result in the Company being unable to operate on its properties as permitted or being unable to enforce its rights with respect to its properties.

Exploration and development projects are uncertain and consequently capital cost estimates as well as projected operating costs and economic returns may differ significantly from those estimated for a project.

Few properties which are explored are ultimately developed into producing mines. Major expenses may be required to establish mineral reserves by drilling and to construct mining and processing facilities at a particular site. It is impossible to ensure that the current exploration and development programs of the Company will result in profitable commercial mining operations. The profitability of the Company’s operations will be, in part, directly related to the cost and success of its exploration and development programs which may be affected by a number of factors.

Mineral resource exploration and development is a highly speculative business, characterized by a number of significant risks including, among other things, unprofitable efforts resulting not only from the failure to discover mineral deposits but also from finding mineral deposits that, though present, are insufficient in tonnage, grade or continuity to return a profit from production.

43

Development projects are subject to, among other things, the completion of positive economic analyses and environmental assessments, issuance of necessary governmental permits and availability of adequate financing. Development projects typically require several years and significant expenditures during the development phase before production is possible. The economic feasibility of development projects is based on many factors such as:

  Estimation of mineral reserves;
  Anticipated metallurgical recoveries;
  Environmental considerations and permitting;
  Future commodity prices; and
  Anticipated capital and operating costs.

Capital and operating cost estimates are, to a large extent, based upon feasibility studies, which derive estimates from anticipated tonnage and grades of ore to be mined and processed, the configuration of the orebody, expected recovery rates of metals from the ore, estimated operating costs and other factors. As a result, it is possible that actual costs and returns will differ significantly from those initially estimated for a project prior to production.

Any of the following events, among others, could affect the profitability or economic feasibility of a project:

  Unanticipated changes in grade and tonnage of ore to be mined and processed;
  Unanticipated adverse geotechnical conditions;
  Incorrect data on which engineering assumptions are made;
  Costs of constructing and operating a mine;
  Availability and costs of processing facilities;
  Availability of economic sources of power;
  Adequacy of water supply;
  Adequate infrastructure;
  Government actions and regulations;
  Title claims, including aboriginal or ejido land claims;
  Fluctuations in prices of precious metals; and
  Accidents, labor actions and force majeure events.

Anticipated capital and operating costs, production and economic returns, and other estimates contained in technical and economic analyses may differ significantly from the Company’s actual capital and operating costs, production and economic returns and such other estimates. Delays to construction schedules may negatively impact the net present value and internal rates of return of the Company’s mineral properties as set forth in the applicable feasibility studies.

The costs, timing and complexities of mine construction, development and expansion are magnified by the remote location of some properties. It is not unusual in new mining operations to experience unexpected problems and delays during the construction and development of a mine. In addition, delays in the commencement or expansion of mineral production often occur and once commenced or expanded, production may not meet expectations or estimates set forth in feasibility or other studies. Accordingly, there are no assurances that the Company will successfully develop and expand mining operations or profitably produce precious metals at its properties.

44

Aboriginal title claims and rights to consultation and accommodation may affect the Company’s existing operations and development projects.

Governments in many jurisdictions must consult with Aboriginal peoples with respect to grants of mineral rights and the issuance or amendment of project authorizations. Consultation and other rights of Aboriginal people may require accommodations, including undertakings regarding employment, royalty payments and other matters. This may affect the Company’s ability to acquire, within a reasonable time frame, effective mineral titles in these jurisdictions, including in some parts of Canada, in which Aboriginal title is claimed, and may affect the timetable and costs of development of mineral properties in these jurisdictions. The risk of unforeseen Aboriginal title claims also could affect existing operations as well as development projects. These legal requirements may also affect the Company’s ability to expand or transfer existing operations or to develop new projects.

Regulatory requirements significantly affect the Company’s mining operations and may have a material adverse impact on its future cash flow, results of operations and financial condition.

Mining operations, development and exploration activities are subject to extensive laws and regulations governing prospecting, development, production, exports, taxes, labor standards, occupational health and safety, waste disposal, environmental protection and remediation, protection of endangered and protected species, mine safety, toxic substances and other matters. Mining is subject to potential risks and liabilities associated with pollution of the environment and the disposal of waste products occurring as a result of mineral exploration, development and production. The costs of discovering, evaluating, planning, designing, developing, constructing, operating and closing mines and other facilities in compliance with such laws and regulations are significant.

Failure to comply with applicable laws and regulations may result in enforcement actions thereunder, and may include corrective measures requiring capital expenditures, installation of additional equipment or remedial actions. Parties engaged in mining operations may be required to compensate those claiming loss or damage by reason of the mining activities and may have civil or criminal fines or penalties imposed for alleged violations of applicable laws or regulations.

New laws and regulations, amendments to existing laws and regulations, administrative interpretation of existing laws and regulations, or more stringent enforcement of existing laws and regulations, could have a material adverse impact on the Company’s future cash flow, results of operations and financial condition. In addition, changes in accounting rules or the interpretation of such rules may adversely impact on the presentation of Company’s financial performance.

The Company’s activities are subject to environmental laws and regulations that may increase its costs of doing business and restrict its operations.

The Company’s exploration and production activities in Canada and Mexico are subject to regulation by governmental agencies under various environmental laws. These laws address noise, emissions, water discharges, waste management, management of hazardous substances, protection of natural resources, antiquities and endangered species and reclamation of lands disturbed by mining operations. Environmental legislation in many countries is evolving and the trend has been towards stricter standards and enforcement, increased fines, penalties and potential for facilities to be shut-down for non-compliance, more stringent environmental assessments of proposed projects and increasing responsibility for companies and their officers, directors and employees. Compliance with environmental laws and regulations may require significant capital outlays on behalf of the Company and may cause material changes or delays in the Company’s intended activities. There can be no assurance that future changes in environmental regulations will not adversely affect the Company’s business, and it is possible that future changes in these laws or regulations could have a significant adverse impact on some portion of the Company’s business, causing the Company to re-evaluate those activities at that time.

The Company cannot give any assurance that, notwithstanding its precautions, breaches of environmental laws (whether inadvertent or not) or environmental pollution will not materially and adversely affect its financial condition and its results from operations. There is no assurance that future changes in environmental regulation, if any, will not adversely affect the Company’s operations. Environmental hazards may exist on the properties on which the Company holds interests which are unknown to the Company at present and which have been caused by previous or existing owners or operators of the properties. The Company may also acquire properties with known or undiscovered environmental risks. Any indemnification from the entity from which the Company has acquired such properties may not be adequate to pay all the fines, penalties and costs (such as clean-up and restoration costs) incurred related to such properties. Some of the Company’s properties also have been used for mining and related operations for many years before acquisition and were acquired as is or with assumed environmental liabilities from previous owners or operators.

45

The Company’s failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. The Company may be required to compensate those suffering loss or damage by reason of its operations and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations.

Production at certain of the Company’s mines involves the use of various chemicals, including cyanide, which is a toxic material. Should cyanide leak or otherwise be discharged from the containment system, the Company may become subject to liability for cleanup work that may not be insured. While appropriate steps will be taken to prevent discharges of pollutants into the ground water and the environment, the Company may become subject to liability for hazards that it may not be insured against and such liability could be material.

Actual costs of reclamation are uncertain, and higher than expected costs could negatively impact the results of operations and financial position.

Land reclamation requirements are generally imposed on mineral exploration companies (as well as companies with mining operations) in order to minimize long term effects of land disturbance, and the Company is subject to such requirements at its mineral properties. Reclamation obligations include requirements to:

  Control dispersion of potentially deleterious effluents; and
  Reasonably re-establish pre-disturbance land forms and vegetation.

In order to carry out reclamation obligations arising from exploration and potential development activities, the Company must allocate financial resources that might otherwise be spent on further exploration and development programs. Reclamation costs are uncertain and planned expenditures may differ from the actual expenditures required. If the Company is required to carry out unanticipated reclamation work, its financial position could be adversely affected.

The Company may not be able to obtain the external financing necessary to continue its exploration and development activities on its mineral properties.

The ability of the Company to continue the exploration and development of its property interests will be dependent upon its ability to increase revenues from its existing production and planned expansions, and potentially raise significant additional financing thereafter. The sources of external financing that the Company may use for these purposes may include project debt, corporate debt or equity offerings. There is no assurance that the financing alternative chosen by the Company will be available to the Company, on favourable terms or at all. Depending on the alternative chosen, the Company may have less control over the management of its projects. There is no assurance that the Company will successfully increase revenues from existing and expanded production. Should the Company not be able to obtain such financing and increase its revenues, it may become unable to acquire and retain its mineral concessions and carry out its development plan, and its property interests may be adversely affected or lost entirely.

46

In order to finance future operations, the Company may raise funds through the issuance of shares or the issuance of debt instruments or other securities convertible into shares.

The Company cannot predict the potential need or size of future issuances of common shares or the issuance of debt instruments or other securities convertible into shares or the effect, if any, that this would have on the market price of the Company’s common shares. Any transaction involving the issuance of shares, or securities convertible into shares, could result in dilution, possibly substantial, to present and prospective security holders.

The Company depends on key management and qualified operating personnel and may not be able to attract and retain such persons in the future.

The Company’s success is heavily dependent on its key personnel and on the ability to motivate, retain and attract highly skilled persons. The competition for qualified personnel in the mining industry is currently intense.

In addition, the Company anticipates that as it expands its existing production and brings additional properties into production, and as the Company acquires additional mineral rights, the Company may experience significant growth in its operations. This growth may create new positions and responsibilities for management personnel and increase demands on its operating and financial systems, as well as require the hiring of a significant number of additional operations personnel. There can be no assurance that the Company will successfully meet these demands and effectively attract and retain any such additional qualified personnel. The failure to attract and retain such qualified personnel to manage growth effectively could have a material adverse effect on the Company’s business, financial condition or results of operations.

Exploration, development and production at the Company’s mining operations are dependent upon the efforts of its employees and its relations with the employees and any labor unions that represent employees.

Relations between the Company and its employees may be affected by changes in the scheme of labour relations that may be introduced by Mexican or Canadian governmental authorities in whose jurisdictions the Company carries on business. Changes in such legislation or in the relationship between the Company and its employees may have a material adverse effect on the Company’s business, results of operations and financial condition.

The Company may be unable to compete successfully with other mining companies.

Competition in the mining industry is intense and could adversely affect the Company’s ability to acquire suitable producing properties or prospects for mineral exploration in the future. The international mining industry is highly competitive. The Company’s ability to acquire properties and add mineral reserves in the future will depend not only on its ability to develop its present properties, but also on its ability to select and acquire suitable producing properties or prospects for mineral exploration. The Company may be at a competitive disadvantage in acquiring additional mining properties because it must compete with companies that have greater financial resources, operational experience and technical capabilities. Increased competition could also adversely affect the Company’s ability to attract necessary capital funding in the future.

Over the past several years there have been increases in mining exploration, development and construction activities, which have resulted in increased demand for, and cost of, exploration, development and construction services and equipment. Increased demand for services and equipment could cause project costs to increase materially, resulting in delays if services or equipment cannot be obtained in a timely or cost-effective manner due to inadequate availability or unreasonable costs. Potential scheduling difficulties and additional costs may also arise due to the need to coordinate the availability of services and/or equipment. If any of the foregoing were to occur, it could materially increase project exploration, development or construction costs, result in project delays or both.

47

The Company’s directors and officers may have interests that conflict with its interests.

Certain of the Company’s directors and officers serve as directors or officers of other public companies and as such it is possible that a conflict may arise between their duties as the Company’s directors or officers and their duties as a directors or officers of these other companies.

The trading price of the Company’s common shares may be subject to large fluctuations and may increase or decrease in response to a number of events and factors.

These factors may include:

  The price of gold and other metals;
  The Company’s operating performance and the performance of competitors and other similar companies;
  The public’s reaction to the Company’s press releases, other public announcements and the Company’s filings with the various securities regulatory authorities;
  Changes in earnings estimates or recommendations by research analysts who track the Company’s common shares or the shares of other companies in the resource sector;
  Changes in general economic conditions;
  The number of the Company’s common shares to be publicly traded after an offering;
  The arrival or departure of key personnel; and
  Acquisitions, strategic alliances or joint ventures involving the Company or its competitors.

In addition, the market price of the Company’s shares are affected by many variables not directly related to the Company’s success and are therefore not within the Company’s control, including other developments that affect the market for all resource sector shares, the breadth of the public market for the Company’s shares, and the attractiveness of alternative investments. In addition, securities markets have recently experienced an extreme level of price and volume volatility, and the market price of securities of many companies has experienced wide fluctuations which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies. The effect of these and other factors on the market price of the common shares on the exchanges in which the Company trades has historically made the Company’s share price volatile and suggests that the Company’s share price will continue to be volatile in the future.

Mining is inherently dangerous and subject to conditions or events beyond the Company’s control, which could have a material adverse effect on its business.

Mining involves various types of risks and hazards, including, but not limited to:

  Environmental hazards;
  Industrial accidents;
  Metallurgical and other processing problems;
  Unusual or unexpected rock formations;
  Rock falls;
  Seismic activity;
  Flooding;
  Fires;
  Periodic interruptions due to inclement or hazardous weather conditions;
  Variations in grade, deposit size, continuity and other geological problems;
  Mechanical equipment performance problems;
  Unavailability of materials and equipment;
  Theft of equipment and supplies;
  Labour force disruptions; and
  Unanticipated or significant changes in the costs of supplies.
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These risks could result in damage to, or destruction of, mineral properties, production facilities or other properties, personal injury or death, loss of key employees, environmental damage, delays in mining, increased production costs, monetary losses and possible legal liability.

Where considered practical to do so, the Company maintains insurance against risks in the operation of its business in amounts which it believes to be reasonable. Such insurance, however, contains exclusions and limitations on coverage. There can be no assurance that such insurance will continue to be available, will be available at economically acceptable premiums or will be adequate to cover any resulting liability. Insurance against certain environmental risks, including potential liability for pollution or other hazards as a result of the disposal of waste products occurring from production, is not generally available to the Company or to other companies within the mining industry. The Company may suffer a material adverse effect on its business if it incurs losses related to any significant events that are not covered by its insurance policies. Payment of such liabilities would reduce funds available for acquisition of mineral prospects or exploration and development and would have a material adverse effect on the financial position of the Company.

The resolution of legal proceedings or disputes may have a material adverse effect on the Company’s future cash flows, results of operations or financial condition.

The Company could be subject to legal claims and complaints, including unexpected environmental remediation costs, arising out of the normal course of business. There is a risk that if such claims are determined adversely to the Company, they could have a material adverse effect on the Company’s financial performance, cash flow and results of operations.

The Company may fail to maintain the adequacy of internal control over financial reporting as per the requirements of the Sarbanes-Oxley Act of 2002 (“SOX”).

The Company has documented and tested, during its most recent fiscal year, its internal control procedures in order to satisfy the requirements of Section 404 of SOX. Both SOX and Canadian legislation require an annual assessment by management of the effectiveness of the Company’s internal control over financial reporting.

The Company may fail to maintain the adequacy of its internal control over financial reporting as such standards are modified, supplemented, or amended from time to time, and the Company may not be able to ensure that it can conclude on an ongoing basis that it has effective internal controls over financial reporting. The Company’s failure to satisfy the requirements of Section 404 of SOX and equivalent Canadian legislation on an ongoing, timely basis could result in the loss of investor confidence in the reliability of its financial statements, which in turn could harm the Company’s business and negatively impact the trading price of the Company’s common shares or market value of its other securities. In addition, any failure to implement required new or improved controls, or difficulties encountered in their implementation, could harm the Company’s operating results or cause it to fail to meet its reporting obligations.

The Company is subject to taxation in multiple jurisdictions and adverse changes to the taxation laws of such jurisdictions could have a material adverse effect on its profitability.

The Company has operations and conducts business in multiple jurisdictions and it is subject to the taxation laws of each such jurisdiction. These taxation laws are complicated and subject to change, as well the Company may be subject to review and assessment in the ordinary course. Any such changes in taxation law or reviews and assessments could result in higher taxes being payable, which could adversely affect the Company’s profitability. Taxes may also adversely affect the Company’s ability to repatriate earnings and otherwise deploy its assets.

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The Company may be unable to identify opportunities to grow its business or replace depleted reserves, and it may be unsuccessful in integrating new businesses and assets that it may acquire in the future.

As part of the Company’s business strategy, it has sought and will continue to seek new operating, development and exploration opportunities in the mining industry. In pursuit of such opportunities, the Company may fail to select appropriate acquisition candidates or negotiate acceptable arrangements, including arrangements to finance acquisitions or integrate the acquired businesses into its business. The Company cannot provide assurance that it can complete any acquisition or business arrangement that it pursues, or are pursuing, on favorable terms, if at all, or that any acquisitions or business arrangements completed will ultimately benefit its business. Further, any acquisition the Company makes will require a significant amount of time and attention of its management, as well as resources that otherwise could be spent on the operation and development of its existing business.

Any future acquisitions would be accompanied by risks, such as a significant decline in the relevant metal price after the Company commits to complete an acquisition on certain terms; the quality of the mineral deposit acquired proving to be lower than expected; the difficulty of assimilating the operations and personnel of any acquired companies; the potential disruption of its ongoing business; the inability of management to realize anticipated synergies and maximize its financial and strategic position; the failure to maintain uniform standards, controls, procedures and policies; and the potential for unknown or unanticipated liabilities associated with acquired assets and businesses, including tax, environmental or other liabilities. There can be no assurance that any business or assets acquired in the future will prove to be profitable, that the Company will be able to integrate the acquired businesses or assets successfully or that the Company will identify all potential liabilities during the course of due diligence. Any of these factors could have a material adverse effect on its business, expansion, results of operations and financial condition.

CORPORATE GOVERNANCE

Directors

Each of the Company’s directors holds office until the next annual meeting of shareholders or until a successor is appointed. The following are the directors of the Company as at March 3, 2014:

LUIS M. CHAVEZ
San Luis Potosi, Mexico
Director since 2007

Dr. Luis Chavez is the Senior Vice President, Mexico and a Director of AuRico. Prior to this, he served as the Company’s Director, Mexican Operations for over five years. Dr. Chavez has considerable experience in all mining related areas. He served as General Director of the Mexican Geological Survey (1994-2000), authored the National Mapping Program, and created the largest geology and mining databank currently in use by mining companies doing business in Mexico. In 2001, he was invited by the Governor of Coahuila State to become Energy and Mines Director to design sustainable development policies and strategies to maximize energy and mineral resources value. From 2002 to 2006, Dr. Chavez was Secretary General for the Mexican Mining Directors and was also President of the Mexican Institute for Environmental Management. He holds a Master of Science degree in Mineral Economics (1978) from Penn State University, a PhD degree in Energy and Mineral Economics (1982) from the University of Arizona, and a Business Administration degree (1989) from the Pan-American Business Institute in Monterrey, Mexico.

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RICHARD M. COLTERJOHN
Ontario, Canada
Director (Independent) since 2010

Member of:
• Audit Committee
• Nominating and Corporate Governance Committee

Mr. Richard Colterjohn is an independent director with more than 20 years of experience in the mining sector, as an investment banker, director, and operator. Mr. Colterjohn is currently a Managing Partner of Glencoban Capital Management Inc. He was founder and CEO of Centenario Copper Corporation and previously served as a Managing Director of UBS Warburg and UBS Bunting Warburg. Mr. Colterjohn holds a Bachelor of Commerce degree and an MBA.

MARK J. DANIEL
Ontario, Canada
Director (Independent) since 2011

Member of:
• Human Resources Committee
• Nominating and Corporate Governance Committee

Mr. Mark Daniel is an independent director with more than 35 years of international experience. Most recently, Mr. Daniel was Vice President, Human Resources for Vale Canada (formerly Inco Limited). Prior to that, he worked with the Bank of Canada and a number of other federal agencies before joining the Conference Board of Canada. Mr. Daniel holds a PhD in Economics.

PATRICK D. DOWNEY
Ontario, Canada
Director (Independent) since 2011

Member of:
• Audit Committee
• Human Resources Committee

Mr. Patrick Downey, CPA, is a corporate director who has been involved in the copper and gold mining industry throughout most of his most of his 35 year career. Mr. Downey was an executive and director for several public resource companies and the Chief Financial Officer of Northgate Minerals Corporation for four years, retiring as President and CEO in 1994. He is certified by the Institute of Corporate Directors and a member of the Ontario Chapter of the Canadian Institute of Chartered Accountants. Mr. Downey holds an Honours Bachelor of Commerce degree from Laurentian University.

ALAN R. EDWARDS
Arizona, USA
Director (Independent) since 2010, Chairman since 2013

Member of:
• Sustainability Committee

Mr. Alan Edwards has over 30 years of international mining experience. Mr. Edwards was formerly the CEO of Oracle Mining Corporation and was President and Chief Executive Officer and Director of Copper One Inc. Prior to that, he held positions as Chief Executive Officer and Director of Frontera Copper Corporation, and Executive Vice President and Chief Operating Officer of Apex Silver Mines Corporation. Mr. Edwards holds a Bachelor of Science degree in Mining Engineering and an MBA.

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SCOTT G. PERRY
Ontario, Canada
Director since 2012

Member of:
• Sustainability Committee

Mr. Scott Perry is the President and Chief Executive Officer and a Director of AuRico. Mr. Perry has held increasingly senior financial positions in the mining industry over the past 15 years. Most recently, he served as the Company’s Executive Vice President and Chief Financial Officer for over four years. Prior to joining the Company, Mr. Perry was the Chief Financial Officer (seconded from Barrick Gold) for Highland Gold Mining, where he managed the company’s financial reporting and compliance commitments, as well as the execution of its short and long-term financial and operational strategies. He also led Highland Gold’s business and corporate development initiatives. Before being seconded to Highland Gold, he held increasingly senior financial roles with Barrick in Australia, the United States, and in Russia, Central Asia where he was instrumental in establishing Barrick’s presence in Russia and assembling a strong financial team. Mr. Perry holds a Bachelor of Commerce degree from Curtin University, a post-graduate diploma in applied finance and investment, as well as a CPA designation.

RONALD E. SMITH
Nova Scotia, Canada
Director (Independent) since 2009

Member of:
• Audit Committee
• Human Resources Committee

Mr. Ronald Smith, BBA, FCA, ICD.D, is an independent director with over 40 years of experience in the financial, telecommunications and energy sectors. Most recently, Mr. Smith was Senior Vice President and Chief Financial Officer of Emera Incorporated. Prior to that, he was Chief Financial Officer with Maritime Tel and Tel Limited. Mr. Smith was formerly a Partner of Ernst & Young and holds a CA designation.

JOSEPH G. SPITERI
Ontario, Canada
Director (Independent) from May 2010 to October 2011, and since 2012

Member of:
• Nominating and Corporate Governance Committee
• Sustainability Committee

Mr. Joseph Spiteri is an independent director with over 35 years of international mining experience. Mr. Spiteri is an independent mining consultant focused on advanced-stage exploration, feasibility, construction, operations management and acquisitions. Prior to that, he held executive positions with Placer Dome Incorporated, Northgate Explorations Limited, Lac Minerals Limited, and Campbell Resources Incorporated. Mr. Spiteri holds a Bachelor of Science degree from the University of Toronto. He is a member of The Canadian Institute of Mining and The Association of Professional Geoscientists of Ontario.

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Officers

In addition to Scott G. Perry and Luis M. Chavez, as set out above, the following are the officers of the Company as at March 3, 2014:

CHRIS J. BOSTWICK
Ontario, Canada
Senior Vice President, Technical Services

Mr. Chris Bostwick was appointed Senior Vice President, Technical Services in January 2009. He holds over 25 years of experience in the global mining industry, 19 of which were spent with Barrick Gold in various roles. Mr. Bostwick has mining experience in operations, engineering, maintenance, strategic planning, and project evaluation and development gained in North and South America, Africa, and Russia. Prior to AuRico, he had been seconded from Barrick to Highland Gold Mining, where he led the Capital Projects and Technical Services groups for their development projects and one operating mine in Russia. Prior to that, Mr. Bostwick served as Barrick's Director of Evaluations and Capital Projects, working in the corporate development and technical services groups on M&A and feasibility studies. He also spent nine years at Barrick's flagship Goldstrike operation in Nevada. Mr. Bostwick has a Bachelor of Science degree in Mining Engineering from Queen’s University.

ROBERT J. CHAUSSE
Ontario, Canada
Executive Vice President and Chief Financial Officer

Mr. Robert Chausse joined the Company in January 2013. He brings with him more than 20 years of international finance and mining experience. Most recently, Mr. Chausse was the Vice President of Finance, Operations and Projects for Kinross Gold Corporation, a position he held since 2009. Prior to that, he was Chief Financial Officer for Baffinland Iron Mines Corporation from 2006 to 2009, and held increasingly senior positions with Barrick Gold from 1998 to 2006. Mr. Chausse received his Chartered Accountant designation in 1990.

ANNE L. DAY
Ontario, Canada
Vice President, Investor Relations and Communications

Ms. Anne Day is AuRico’s Vice President of Investor Relations and Communications. She brings over 15 years of experience in investor relations, primarily in the mining sector. As part of the senior executive team, Ms. Day leads the development and implementation of AuRico’s global investor relations strategies as well as internal and external communications programs of the Company. Prior to joining AuRico, Ms. Day held senior IR roles with Nexient Learning and Etruscan Resources. Ms. Day holds a BComm degree (Marketing) and an MBA (Finance) from Saint Mary’s University.

PETER K. MACPHAIL
Ontario, Canada
Executive Vice President and Chief Operating Officer

Mr. Peter MacPhail joined the AuRico team through the Northgate transaction, where he was Chief Operating Officer for eight years. Mr. MacPhail holds over 25 years of solid operational experience in both Canada and Australia. While at Northgate, he had overall operations management responsibility for the Kemess, Fosterville and Stawell mines, as well as the Young-Davidson mine project. Prior to Northgate, Mr. MacPhail held increasingly senior roles at Noranda, Teck Resources, Homestake Resource, and Barrick Gold. He holds a Bachelor of Applied Science degree in Mineral Engineering from the University of Toronto, and is a licensed professional engineer in Ontario.

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TRENT C. A. MELL
Ontario, Canada
Executive Vice President, Corporate Affairs

Mr. Trent Mell joined the Company in August 2012 and has over 13 years of experience in the mining industry. He previously worked as a securities and M&A lawyer at Stikeman Elliott LLP. Prior to joining AuRico, Mr. Mell held increasingly senior roles at the corporate head offices of Barrick Gold, Sherritt International and North American Palladium. His responsibilities included oversight of the legal, government relations, human resources, and corporate development functions. Mr. Mell holds a Bachelor of Arts degree, a Bachelor of Civil Law degree (with distinction), a Bachelor of Laws degree (with distinction) from McGill University, a Master of Laws degree from Osgoode Hall, and a joint MBA from the Kellogg School of Management and the Schulich School of Business. He regularly lectures on mining topics and has published two papers on NI 43-101.

CHARLENE K. MILNER
Nova Scotia, Canada
Senior Vice President, Finance

Ms. Charlene Milner joined the Company in January 2008 as the Director, Financial Reporting. Since then, she held progressively senior positions with the Company, namely Senior Director, Finance, followed by Vice President, Finance in 2011. In 2012, she was appointed Senior Vice President, Finance. Ms. Milner is responsible for internal and external financial reporting, and the operations of the company-wide finance group. Prior to joining AuRico, Ms. Milner worked for eight years at Grant Thornton LLP, where she obtained her CA designation. Ms. Milner also holds a Bachelor of Commerce degree from Dalhousie University.

CHRIS H. RICHTER
Ontario, Canada
Senior Vice President, Corporate Development

Mr. Chris Richter joined AuRico in May 2010 as Vice President, Corporate Development, and has over 11 years of experience in the mining industry leading M&A, strategy, and capital allocation efforts. Prior to joining the Company, he spent seven years working at Barrick Gold. As part of the Corporate Development team at Barrick, Mr. Richter advanced numerous acquisitions, including the $10.4 billion acquisition of Placer Dome, and in 2009, he contributed to the design of their newly created Capital Allocation, Strategy and Risk Group. At AuRico, he has played a key role in the acquisitions of Capital Gold and Northgate Minerals, as well as the divestitures of the El Cubo, Fosterville, Stawell, and Ocampo mines. Mr. Richter holds a Master of Arts degree in Economics from the University of Toronto and a Bachelor of Arts degree in Economics and Political Science from the University of Waterloo. He is also a CFA charter holder.

CHRIS J. ROCKINGHAM
Ontario, Canada
Vice President, Exploration and Business Development

Mr. Chris Rockingham brings over 30 years of extensive exploration experience, focused on precious and base-metal deposits in various geological, geographic and cultural settings in North and South America. He held the position of Vice President of Exploration and Business Development with Northgate Minerals for eight years prior to its amalgamation with AuRico. In this role, Mr. Rockingham identified Young-Davidson as a site with considerable exploration potential, negotiated the terms of the acquisition, and assembled the team that developed the project into one of the largest underground gold reserves in Canada. He has a Master of Science degree in Geology from the University of Western Ontario and an MBA (with distinction) from the Richard Ivey School of Business.

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As at the date of this AIF, the directors and executive officers of the Company, as a group, beneficially own, directly or indirectly, or exercise control or direction over an aggregate of 718,177 common shares (6,264,716 common shares if all options, restricted share units, performance share units and deferred share units held by them are exercised), representing 0.29% of the currently outstanding common shares (2.53% current outstanding common shares if all options, performance share units and deferred share units held by them are exercised) and 0.28% of the common shares on a fully diluted basis (2.47% current outstanding common shares on a fully diluted basis if all options, performance share units and deferred share units held by them are exercised).

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

To the knowledge of the Company, no director or executive officer of the Company is, or within the ten years prior to the date hereof has been, a director or executive officer of any company (including the Company) that, while that person was acting in that capacity, was subject to:

(a)	a cease trade order or similar order or an order that denied the relevant company access to any exemptions under securities legislation for a period of more than 30 consecutive days; or

(b)

an event that resulted, after the director or executive officer ceased to be a director or executive officer, in the company being the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation for a period of more than 30 consecutive days.

To the knowledge of the Company, no director or executive officer of the Company, and no shareholder holding a sufficient number of securities of the Company to affect materially the control of AuRico, has been subject to:

(a)

any penalties or sanctions imposed by a court relating to Canadian securities legislation or by a Canadian securities regulatory authority or has entered into a settlement agreement with a Canadian securities regulatory authority; or

(b)	any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor making an investment decision.

To the knowledge of the Company, no director or officer of the Company, and no shareholder holding a sufficient number of securities of the Company to affect materially the control of AuRico:

(a)

is, as at the date hereof, or has been within the 10 years before the date hereof, a director or executive officer of any company (including AuRico) that, while such person was acting in that capacity or within a year of such person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or was subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold its assets; or

(b)

has, within the 10 years before the date hereof, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director, executive officer or shareholder.

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Conflicts of Interest

Certain of AuRico’s directors and officers serve as directors and/or officers of other natural resource companies and, consequently, there exists the possibility for such directors and officers to have interests that conflict with the Company’s interests. The individuals concerned are governed in any conflict or potential conflict by applicable law and by AuRico’s Code of Conduct. To the best of AuRico’s knowledge, there are no known existing or potential material conflicts of interest among directors or officers and AuRico or its subsidiaries.

Interest of Management & Others in Material Transactions

Other than noted below, no director or executive officer of the Company, or holder of securities of more than 10% of any class of outstanding voting securities or any associate or affiliate thereof of the Company has any interest, directly or indirectly, in any material transaction with the Company or any of its direct or indirect wholly-owned subsidiaries.

The Company utilizes a Mexican corporation, Caborca Industrial S.A. de C.V. (“Caborca Industrial”), for mining support services at the El Chanate mine, including the payment of mining salaries and related costs. Caborca Industrial is 100% owned by the Company’s Chief Executive Officer and Executive Vice President, Corporate Affairs. The Company’s Chief Executive Officer and Executive Vice President, Corporate Affairs receive no financial benefits as a result of their ownership of this entity.

AUDIT COMMITTEE

Audit Committee Mandate

The full text of the Audit Committee’s mandate is included as Schedule “A” to this AIF.

Composition

The Audit Committee is comprised entirely of independent directors: Ronald Smith, Patrick Downey and Richard Colterjohn. There were six meetings of the Audit Committee in 2013. All of the members of the Committee attended all of the meetings held in 2013, with the exception of one member who missed one meeting during 2013.

All of the members of the Audit Committee are independent and financially literate. The name, relevant education and experience of each Audit Committee member are outlined below:

Ronald Smith (Chairman)
Mr. Smith is a Chartered Accountant with over 30 years of practical financial and management experience, primarily in the financial, telecommunications and energy sectors.

Patrick Downey
Mr. Downey is a member of the Canadian Institute of Chartered Accountants, the Ontario Institute of Chartered Accountants and the Ontario Chapter of the Institute of Corporate Directors. He has been involved in the gold and copper mining industry throughout most of his career.

Richard Colterjohn
Mr. Colterjohn is a former investment banker with over 20 years of corporate finance experience in the mining sector and other industries.

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Pre-Approval Policies and Procedures

AuRico’s Audit Committee has adopted pre-approval policies and procedures with respect to permitted non-audit services. Specifically, the Audit Committee must pre-approve all permitted non-audit services to be provided to the Company or its subsidiaries by the Company’s external auditor. The Audit Committee has delegated to the Chair of the Committee the authority to pre-approve permitted non-audit services, with such pre-approval presented to the Audit Committee at the next scheduled Audit Committee meeting.

External Auditor Service Fees

KPMG LLP are the auditors of AuRico’s Consolidated Financial Statements. The following KPMG LLP fees (reported in Canadian dollars) were incurred in each of the years ended December 31, 2013 and 2012 for professional services rendered to AuRico:

Financial Year Ending	Audit Fees (1)	Audit Related Fees (2)	Tax Fees (3)	All Other Fees
December 31, 2013(4)	$630,250	$42,500	$132,450	$Nil
December 31, 2012(4)	$800,530	$Nil	$237,990	$Nil

Notes:
1.

The aggregate fees billed for audit services, including fees relating to the completion of the year-end audit, review of interim financial statements, and statutory audits of the Company’s Mexican subsidiaries.

2.

The aggregate fees billed for assurance and related services are related to the performance of the audit of other supplemental schedules, adoption of new accounting standards, and other accounting consultations.

3.	The aggregate fees billed for transfer pricing services, analysis of new tax law, and other tax compliance services in Mexico.
4.

For the year ended December 31, 2012 and December 31, 2013, none of the Corporation’s audit-related fees, tax fees or all other fees described in the table above made use of the de minimis exception to pre- approval provisions contained in Rule 2-01 (c)(7)(i)(C) of SEC Regulation S-X or Section 2.4 of NI 52-110.

MATERIAL CONTRACTS

Except as otherwise disclosed in this AIF, and for contracts entered into in the ordinary course of business, the Company has not entered into any material contracts since the beginning of the financial year ended December 31, 2013 and to the date of this AIF.

LEGAL PROCEEDINGS

Set out below is a summary of material legal proceedings to which AuRico is a party or to which any of the properties is subject.

Ed J. McKenna issued a notice of action against the Company and certain other parties on February 5, 2008. A statement of claim was filed on March 6, 2008 and an amended statement of claim was filed on July 11, 2008, in both cases in the Ontario Superior Court of Justice, Canada. The plaintiff alleged that the Company’s short form prospectus dated April 19, 2007 (the “2007 Prospectus”) contained a misrepresentation and other misstatements as did certain disclosure documents during the class period of October 10, 2006 to August 10, 2007, and also alleged that the Company manipulated grant dates of stock options. On March 16, 2010, the class action was certified in respect of investors who purchased securities through underwriters in Canada under its 2007 Prospectus. The Court did not at that time certify a claim in respect of secondary market purchasers. Following an appeal process with respect to a number of issues, on November 9, 2011 the Court certified a common issue in respect of the tort of civil conspiracy for both investors who purchased securities through underwriters in Canada and secondary market purchasers. The Company brought a motion for leave to appeal the November 9, 2011 decision.

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On October 5, 2012, the Company entered into a settlement agreement, providing for payment of CAD$13.25 million to the settlement class. On February 19, 2013, the Company was released from all claims by all shareholders except approximately 900 shares that opted out of the settlement agreement. The Company expects these settlement amounts to be paid in 2014.

From time to time, the Company is involved in other litigation, investigations or proceedings related to claims arising out of its operations in the ordinary course of business. In the opinion of the Company’s management, these claims and lawsuits individually and in the aggregate, even if adversely settled, would not be expected to have a material effect on the results of operations or financial condition of the Company and would not exceed ten percent of the current assets of the Company.

TRANSFER AGENT AND REGISTRAR

The Company’s transfer agent and registrar is Computershare Investor Services Inc. Computershare’s register of transfers for the Company’s common shares is located at 100 University Avenue, 8th Floor, North Tower, Toronto, Ontario, M5J 2Y1.

INTERESTS OF EXPERTS

The following persons and firms are named as having prepared or certified a report, valuation, statement or opinion described or included in a filing, or referred to in a filing, made under NI 51-102 by the Company during, or related to, the Company’s most recently completed financial year:

  Chris Bostwick, FAusIMM, SVP Technical Services, AuRico Gold Inc;
  Jeff Volk, CPG, FAusIMM, Director Reserves and Resources, AuRico Gold Inc;
  Gordon Skrecky, P. Eng, Kemess Project Manager, AuRico Gold Inc;
  Harold Bent, P. Geo, Kemess Environmental Manager, AuRico Gold Inc;
  Jarek Jakubec, C. Eng MIMMM, SRK Consulting (CAN) Inc;
  Chris Elliott, FAusIMM, SRK Consulting (CAN) Inc;
  Pacifico (Virgil) Corpuz, P. Eng, Tetra Tech;
  Andrew Jennings, P. Eng; Conveyor Dynamics Inc;
  Andrew Witte, P. Eng, P. Eng, AMEC; and
  Ken Major, P.Eng, KWM Consulting Inc.

Other than as set out below, to the best of the Company’s knowledge, the aforementioned persons and firms, and any designated professional, director, officer or employee of such firms, each hold less than 1% of any outstanding securities of the Company or of any associate or affiliate of the Company.

None of the aforementioned persons or firms, nor any designated professionals, directors, officers or employees of such firms, is currently expected to be elected, appointed or employed as a director, officer or employee of the Company or of any associate or affiliate of the Company, except as disclosed above.

The Company’s auditors, KPMG LLP, confirmed that they are independent within the meaning of the Rules of Professional Conduct of the Institute of Chartered Accountants of Ontario.

ADDITIONAL INFORMATION

Additional information about AuRico may be found on SEDAR at www.sedar.com.

Further additional information, including directors’ and officers’ remuneration and indebtedness, principal holders of AuRico’s securities and securities authorized for issuance under equity compensation plans is contained in AuRico’s most recent management information circular, which is filed on SEDAR at www.sedar.com.

Additional financial information can be found in AuRico’s financial statements and Management’s Discussion and Analysis for the year ended December 31, 2013, which are filed on SEDAR at www.sedar.com.

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A copy of such documents may be obtained, upon request, from the Company. The Company may require the payment of a reasonable charge from a person or corporation who is not a holder of securities of the Company.

For additional copies of this AIF please contact:

Corporate Secretary	Tel: 647-260-8880
AuRico Gold Inc.	Fax: 647-260-8881
110 Yonge Street, Suite 1601	Email: info@auricogold.com
Toronto, Ontario M5C 1T4 Canada	Website: www.auricogold.com

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SCHEDULE “A”
MANDATE OF THE AUDIT COMMITTEE

PURPOSE

The Audit Committee (the “Committee”) is a committee of the Board of Directors (the “Board”) charged with oversight of financial reporting as well as related disclosure, internal controls, regulatory compliance and risk management functions.

COMPOSITION

The members of the Committee shall be appointed annually by the Board on the recommendation of the Nominating & Corporate Governance Committee. The Chair shall be elected by the members of the Committee. The Committee shall consist of a minimum of three directors of the Company, all of whom must be independent directors. Independence is defined by applicable Canadian and U.S. laws and regulations as well as the rules of relevant stock exchanges (the “Applicable Laws”). At a minimum, each Committee member shall have no direct or indirect relationship with the Company that could, in the opinion of the Board, reasonably interfere with the exercise of a Committee member’s independent judgment (except as otherwise permitted by Applicable Laws).

QUALIFICATIONS & EXPERIENCE

Each member of the Committee must be financially literate, meaning that the director has the ability to read and understand a set of financial statements that present the breadth and level of complexity of accounting issues that can reasonably be expected to be raised by the Company’s financial statements.

At least one member of the Committee shall be a ‘financial expert’ within the meaning of Applicable Laws. The financial expert should have the following competencies:

  An understanding of financial statements and accounting principles used by the Company to prepare its financial statements;

  The ability to assess the general application of such accounting principles in connection with the accounting for estimates, accruals and reserves;

  Experience preparing, auditing, analyzing or evaluating financial statements that present a breadth and level of complexity comparable to the Company’s financial statements, or experience actively supervising one or more persons engaged in such activities;

  An understanding of internal controls and procedures for financial reporting; and

  An understanding of audit committee functions.

RISK OVERSIGHT

In addition to the specific responsibilities enumerated below, the Committee shall be responsible for reviewing financial risks of the business and overseeing the implementation and evaluation of appropriate risk management practices. This will involve inquiring with management regarding how financial risks are managed and seeking opinions from management and the independent auditor regarding the adequacy of risk mitigation strategies.

COMMITTEE RESPONSIBILITIES

In addition to such other duties as may be delegated by the Board, the Committee shall:

1.	Financial Statements: Review the Company’s interim and annual financial statements, MD&A and related press releases and recommend Board approval of such documents.

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2.

Variances: Obtain explanations from management for significant variances between comparative reporting periods and question management and the independent auditor regarding any significant financial reporting issues raised during the fiscal period and the method of resolution.

3.

Internal Controls: Inquire as to the adequacy of the Company’s system of internal controls and review periodic reports from management regarding internal controls, which should include an assessment of risk with respect to financial reporting.

4.

Auditor: Recommend Board approval for the appointment of the Company’s independent auditor. Oversee the work of the independent auditor; ensure that the independent auditor reports directly to the Committee; and ensure that any disagreements between management and the independent auditor regarding financial reporting are resolved.

5.

Non-audit Services: Approve all audit and non-audit services to be provided to the Company and its subsidiaries by the independent auditor. The Chair of the Committee may pre-approve such services on behalf of the Committee provided that such approvals are presented at the Committee meeting following such pre-approval. In order to obtain pre-approval, management should detail the work to be performed by the independent auditor and obtain the assurance from the independent auditor that the proposed work will not impair their independence.

Certain de minimis non-audit services will satisfy the pre-approval requirement provided:

the aggregate amount of all these non-audit services that were not pre-approved is reasonably expected to constitute no more that 5% of the total audit fees paid by the Company and its subsidiaries to the independent auditor during the fiscal year in which the services are provided;

the Company or its subsidiaries, did not recognize the services as non-audit services at the time of the engagement; and

the services are promptly brought to the attention of the Committee and approved prior to the completion of the annual audit.

6.

Whistleblower: Oversee a Company whistleblower program that provides an opportunity for confidential and anonymous submissions of concerns regarding questionable accounting or auditing matters and other potential violations of the Company’s Code of Conduct.

7.

Internal Audit: Review and approve the annual internal audit plan as presented by the internal audit function to ensure that it is appropriate, risk-based and addresses all prioritized auditable entities. Review progress towards completion of the annual plan and performance of the head of the internal audit function.

8.	Hiring: Review and approve the Company’s policies regarding the hiring of current and past partners and employees of the Company’s present or former independent auditor.

9.	Reporting: Report to the Board on a quarterly basis on the proceedings of Committee meetings.

10.	Mandate: Annually review the Committee’s mandate and assess the Committee’s functioning and performance relative to the requirements set out within this mandate.

CHAIRMAN RESPONSIBILITIES

The Chairman of the Committee shall:

1.	Convene and preside over Committee meetings and ensure they are conducted in an efficient, effective and focused manner.

2.	Assist management with the preparation of an agenda and ensure that meeting materials are prepared and disseminated in a timely manner.

3.	Ensure that the Committee has sufficient time and information to make informed decisions.

4.	Provide leadership to the Committee and management with respect to matters covered by this mandate.

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AUTHORITY

The Committee has authority to:

5.	Appoint, compensate, and oversee the work of any registered public accounting firm retained by the Company.

6.	Conduct or authorize investigations into any matters within its scope of responsibility, including with respect to whistleblower submissions.

7.	Retain, at the Company’s expense, independent legal, accounting or other advisors to assist the Committee in carrying out its duties or to assist in the conduct of an investigation.

8.	Meet with management, the independent auditor and other advisors, as necessary.

9.	Obtain full access to the books, records, facilities and personnel of the Company and its subsidiaries.

10.	Call a meeting of the Board to consider any matter of concern to the Committee.

MEETINGS

The Committee shall meet as often as it deems necessary, but not less frequently than quarterly. A quorum for the transaction of business at all meetings shall be a majority of members. Decisions shall be made by an affirmative vote of the majority of members in attendance and the Committee Chair shall not have a deciding or casting vote.

An in-camera session of independent directors shall take place at least quarterly. The Committee may also request to meet separately with management, internal auditors, independent auditors or other advisors. Meeting minutes shall be recorded and maintained, as directed by the Chair of the Committee.

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